Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Medivation, Inc.

at

$81.50 Net Per Share

by

Montreal, Inc.

a wholly-owned subsidiary of

Pfizer Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, ONE MINUTE AFTER 11:59 P.M. EASTERN TIME ON TUESDAY, SEPTEMBER 27, 2016, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Montreal, Inc., a Delaware corporation (which we refer to as “Purchaser”), and a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (which we refer to as “Pfizer”), is offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, as described below, any and all of the outstanding shares of common stock, par value $0.01 per share (which we refer to as the “Shares”), of Medivation, Inc., a Delaware corporation (which we refer to as “Medivation” or the “Company”), at a price of $81.50 per Share, net to the seller in cash, without interest, subject to any required withholding of taxes (which we refer to as the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (which we refer to as this “Offer to Purchase”) and in the related Letter of Transmittal (which we refer to as the “Letter of Transmittal” and which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes, and we refer to as, the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 20, 2016 (which, as it may be amended from time to time, we refer to as the “Merger Agreement”), by and among Pfizer, Purchaser and Medivation. The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Medivation (which we refer to as the “Merger”) without a vote of the stockholders of Medivation in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”), with Medivation continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and thereby becoming a wholly-owned subsidiary of Pfizer. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than treasury Shares held by Medivation and any Shares owned by Pfizer, Purchaser or any other direct or indirect wholly-owned subsidiary of Pfizer; or any person who is entitled to and properly demands statutory appraisal for such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive $81.50 per Share in cash, without interest, subject to any required withholding of taxes. As a result of the Merger, Medivation will cease to be a publicly traded company and will become a wholly-owned subsidiary of Pfizer. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of (i) the Minimum Condition (as defined below), (ii) the Regulatory Condition (as defined below), (iii) the Governmental Authority Condition (as defined below) and (iv) the Termination Condition (as defined below). The “Minimum Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer, and not validly withdrawn, on or prior to the end of the day, by one minute after 11:59 p.m. Eastern Time, on Tuesday, September 27, 2016 (which we refer to as the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), together with the Shares then owned by Pfizer and its affiliates (including the Purchaser) (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received), represent at least one more Share than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer, including Shares that are subject to vesting or performance conditions granted by Medivation (which we refer to as “Restricted Shares”) and Shares deemed issued pursuant to Medivation’s 2013 Employee Stock Purchase Plan (which we refer to as the “ESPP”) plus (y) the aggregate number of Shares issuable to holders of options to purchase Shares (which we refer to as “Stock Options”) from which Medivation has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of options). The “Regulatory Condition” requires that any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (which we refer to as the “HSR Act”), applicable to the Offer has expired or been terminated. The “Governmental Authority Condition” requires that there has not been issued and remaining in effect by any court of competent jurisdiction any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer and that no action has been taken, and no legal requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger. The “Termination Condition” requires that the Merger Agreement has not been terminated in accordance with its terms. The Offer is also subject to other conditions (each individually, an “Offer Condition,” and collectively, the “Offer Conditions”) as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.”

The Board of Directors of Medivation, at a meeting duly called and held, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interest of, Medivation and its stockholders, (ii) declared it advisable to enter into the Merger Agreement with Pfizer and Purchaser, (iii) approved the execution, delivery and performance by Medivation of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iv) agreed that the Merger shall be effected under Section 251(h) of the DGCL and (v) resolved to recommend that the stockholders of Medivation tender their Shares to Purchaser pursuant to the Offer.

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

August 30, 2016

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, with any required signature guarantees if the Letter of Transmittal so requires, and mail or deliver the Letter of Transmittal and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer. If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery (see Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details).

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as defined herein) at its addresses and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and any other material related to the Offer may be obtained at the website maintained by the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is: 470 West Avenue Stamford, CT 06902 Banks and Brokerage Firms Call: (203) 658-9400 Shareholders Call Toll Free: (800) 662-5200 E-mail: tenderinfo@morrowco.com

i

ii

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Pfizer and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Medivation contained herein and elsewhere in the Offer to Purchase has been provided to Pfizer and Purchaser by Medivation or has been taken from or is based upon publicly available documents or records of Medivation on file with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) or other public sources at the time of the Offer. Pfizer and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	Subject to certain conditions, including the satisfaction of the Minimum Condition, as described below, any and all of the outstanding shares of common stock, par value $0.01 per share, of Medivation, Inc. Unless the context otherwise requires, in this Offer to Purchase we use the term “Shares” to refer to shares of Medivation common stock.

Price Offered Per Share	$81.50 per Share, net to the seller in cash, without interest, subject to any required withholding of taxes (which we refer to as the “Offer Price”).

Scheduled Expiration of Offer	At the end of the day, one minute after 11:59 p.m. Eastern Time, on Tuesday, September 27, 2016, unless the Offer is extended or terminated. See Section 1 — “Terms of the Offer.”

Purchaser	Montreal, Inc., a Delaware corporation and a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation.

Who is offering to purchase my shares?

Montreal, Inc., or “Purchaser,” a wholly-owned subsidiary of Pfizer Inc., or “Pfizer,” is offering to purchase for cash, subject to certain conditions, including the satisfaction of the Minimum Condition, any and all of the outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Medivation. See the “Introduction” and Section 8 — “Certain Information Concerning Pfizer and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Pfizer. We use the term “Pfizer” to refer to Pfizer Inc. alone, the term “Purchaser” to refer to Montreal, Inc. alone and the terms “Medivation” and the “Company” to refer to Medivation, Inc. alone.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, any and all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Medivation. If the Offer is consummated, pursuant to the Merger Agreement, Pfizer intends as soon as practicable thereafter to cause Purchaser to consummate the Merger (as defined below). Upon consummation of the Merger (as defined below), Medivation would cease to be a publicly traded company and would be a wholly-owned subsidiary of Pfizer.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $81.50 per Share, net to the seller in cash, without interest, subject to any required withholding of taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Pfizer, Purchaser and Medivation have entered into an Agreement and Plan of Merger, dated as of August 20, 2016 (which, as it may be amended from time to time, we refer to as the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Medivation (which we refer to as the “Merger”). If the conditions to the Offer (including the Minimum Condition) are satisfied and we consummate the Offer, we intend to effect the Merger without any vote or other action by the stockholders of Medivation pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”).

See Section 11 —“The Merger Agreement” and Section 15 — “Conditions of the Offer.”

Will you have the financial resources to make payment?

Yes. Consummation of the Offer is not subject to any financing condition. The total amount of funds required by Pfizer and Purchaser to consummate the Offer and purchase all outstanding Shares in the Offer, to provide funding for the payment in respect of outstanding in-the-money Stock Options and other equity awards, and to provide funding for the Merger (including related fees and expenses) is approximately $14 billion, net of Medivation’s cash and cash equivalents. Pfizer and Purchaser currently have, and will have, available to them, through a variety of sources, including cash on hand, funds necessary for the payment of the aggregate Offer Price and the aggregate Merger Consideration (as defined below) and to satisfy all of their payment obligations under the Merger Agreement and resulting from the transactions contemplated thereby. Neither Pfizer nor Purchaser has entered into any financing commitment in connection with the Merger Agreement or the transactions contemplated thereby.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No, we do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	Pfizer has and will have sufficient funds to purchase all Shares tendered pursuant to the Offer; and

•	if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Price).

How long do I have to decide whether to tender my Shares in the Offer?

You will have until the end of the day, one minute after 11:59 p.m. Eastern Time, on Tuesday, September 27, 2016, unless we extend the Offer pursuant to the terms of the Merger Agreement (we refer to such date and time, as it may be extended in accordance with the terms of the Merger Agreement, as the “Expiration Date”) or the Offer is earlier terminated. If you cannot deliver everything required to make a valid tender to the Depositary (as defined below) prior to such time, you may be able to use a guaranteed delivery procedure, which is described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” Please note that Shares tendered pursuant to guaranteed delivery procedures but not yet delivered in satisfaction of such guarantee will be excluded in calculating whether the Minimum Condition has been satisfied and therefore you are encouraged to deliver your Shares and other required documents to make a valid tender by the Expiration Date. Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Date.

The date and time at which Purchaser is required to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer is referred to as the “Offer Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended.

We have agreed in the Merger Agreement that, subject to the rights of Pfizer and Purchaser to terminate the Merger Agreement pursuant to its terms, (i) Purchaser will, and Pfizer will cause Purchaser to, extend the Offer from time to time for any period required by any applicable law or the rules and regulations of the SEC, the staff thereof or The NASDAQ Stock Market LLC (which we refer to as “NASDAQ”) applicable to the Offer; and (ii) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived by Purchaser or Pfizer, to the extent waivable by Purchaser or Pfizer, Purchaser will, and Pfizer will cause Purchaser to extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension to permit such Offer Condition to be satisfied. Purchaser will not (1) be required to extend the Offer beyond the earlier to occur of (which we refer to as the “Extension Deadline”) (x) the valid termination of the Merger Agreement in compliance with Section 8 therein and (y) the first business day immediately following December 31, 2016 or March 31, 2017 if, as of December 31, 2016, the Regulatory Condition has not been met but all of the other Offer Conditions have been satisfied or waived (which we refer to as the “End Date”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Medivation. Except as otherwise permitted in pursuant to the Merger Agreement, Purchaser will not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of Medivation.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date.

See Section 1 — “Terms of the Offer.”

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver of the following conditions (which we refer to as the “Offer Conditions”):

•	the number of Shares validly tendered in accordance with the terms of the Offer, and not validly withdrawn, on or prior to the end of the day, by one minute after 11:59 p.m. Eastern Time, on Tuesday, September 27, 2016 (which we refer to as the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), together with the Shares then owned by Pfizer and its affiliates (including the Purchaser) (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received), represent at least one more Share than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer, including Restricted Shares and Shares deemed issued pursuant to Medivation’s 2013 Employee Stock Purchase Plan (which we refer to as the “ESPP”) plus (y) the aggregate number of Shares issuable to holders of Stock Options from which the Company has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of options) (which we refer to as the “Minimum Condition”);

•	any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (which we refer to as the “HSR Act”), applicable to the Offer has expired or been terminated (which we refer to as the “Regulatory Condition”);

•	there has not been issued and remaining in effect by any court of competent jurisdiction any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer and that no action has been taken, and no legal requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger (which we refer to as the “Governmental Authority Condition”);

•	the representations and warranties made by Medivation in the Merger Agreement are true and correct, subject to the materiality and other qualifications set forth in the Merger Agreement (which we refer to as the “Representations Condition”), as further described in Section 15 — “Conditions of the Offer”;

•	Medivation has complied with or performed in all material respects any of Medivation’s covenants and agreements it is required to comply with or perform prior to the time (which we refer to as the “Offer Acceptance Time”) at which Purchaser is required to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer (which we refer to as the “Obligations Condition”);

•	Pfizer and Purchaser will have received a certificate executed on behalf of Medivation by its Chief Executive Officer or Chief Financial Officer confirming that the Representations Condition and the Obligations Condition have been satisfied; and

•	the Merger Agreement has not been terminated in accordance with its terms (which we refer to as the “Termination Condition”).

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive any of the Offer Conditions and to make any change in the terms of or conditions to the Offer, except that, without the prior written consent of Medivation, Purchaser is not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions or requirements to the Offer in addition to the Offer Conditions, (v) amend, change or waive the Minimum Condition, Regulatory Condition, Governmental Authority Condition, or

Termination Condition, (vi) terminate the Offer or accelerate, extend or otherwise change the Expiration Date, except as otherwise required or expressly permitted in the Merger Agreement, (vii) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”) or (viii) otherwise modify or amend any of the other terms of the Offer in a manner that adversely affects, or reasonably could be expected to adversely affect, any holder of Shares.

See Section 15 — “Conditions of the Offer.”

Have any Medivation stockholders entered into agreements with Pfizer or its affiliates requiring them to tender their Shares?

No.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal, with any required signature guarantees, and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, no later than the Expiration Date. If you are the registered owner but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may have a limited amount of additional time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three (3) NASDAQ trading days using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within that three trading-day period, and for the tender to be counted toward satisfaction of the Minimum Condition, the Shares must be received by the Depositary prior to the Expiration Date. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. Pursuant to Section 14(d)(5) of the Exchange Act, Shares may be withdrawn at any time after October 29, 2016, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser (or Pfizer, on Purchaser’s behalf) has accepted for purchase the Shares validly tendered pursuant to the Offer and not validly withdrawn.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

What does the Medivation Board of Directors think of the Offer?

The Board of Directors of Medivation, at a meeting duly called and held, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interest of Medivation and its stockholders, (ii) declared it advisable to enter into the Merger Agreement with Pfizer and Purchaser, (iii) approved the execution, delivery and performance by Medivation of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iv) agreed that the Merger shall be effected under Section 251(h) of the DGCL and (v) resolved to recommend that the stockholders of Medivation tender their Shares to Purchaser pursuant to the Offer.

See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with Medivation.” We expect that a more complete description of the reasons for the Medivation Board of Directors’ approval of the Offer and the Merger will be set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 to be prepared by Medivation and filed with the SEC and mailed to all Medivation stockholders.

If the Offer is consummated, will Medivation continue as a public company?

No. As soon as practicable following the consummation of the Merger, we expect to complete the Merger pursuant to applicable provisions of the DGCL, after which the Surviving Corporation will be a wholly-owned subsidiary of Pfizer and the Shares will no longer be publicly traded.

See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If we consummate the Offer, and accordingly acquire a number of Shares that exceeds the Minimum Condition, then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Medivation pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase in the Offer, nor will we consummate the Merger.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Medivation will not be required to vote on the Merger and if the Merger is consummated, will, if they do not otherwise properly demand appraisal rights under the DGCL, receive the same cash consideration, without interest and subject to any required withholding of taxes, for their Shares as was payable in the Offer (which we refer to as the “Merger Consideration”). Medivation stockholders will be entitled to appraisal rights under the DGCL in connection with the Merger with respect to any Shares not tendered in the Offer.

See Section 11 — “The Merger Agreement,” Section 12 — “Purpose of the Offer; Plans for Medivation — Merger Without a Stockholder Vote” and Section 17 — “Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On August 19, 2016, the last trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $67.16. On August 29, 2016, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $80.28. The Offer Price represents a premium of 56.6% to the closing price of the Shares on April 27, 2016, the last full trading day prior to the public announcement of the initial unsolicited proposal by Sanofi, and a 21.4% premium to the closing price of the Shares on the last full trading day before the Merger Agreement was executed.

See Section 6 — “Price Range of Shares; Dividends.”

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, except with the prior written consent of Pfizer, Medivation will not establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares).

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders will be entitled to appraisal rights in connection with the Merger if they did not tender Shares in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights.

See Section 17 — “Appraisal Rights.”

What will happen to my stock options, stock appreciation rights, restricted stock units, performance share units and restricted Shares in the Offer?

The Offer is made only for Shares and is not made for any Stock Options or restricted stock units. If you wish to tender Shares underlying Stock Options, you must first exercise such Stock Option (to the extent exercisable) in accordance with its terms in sufficient time to tender pursuant to the Offer the Shares received upon exercise of such Stock Option.

Stock Options. The Merger Agreement provides that each Stock Option that is outstanding as of immediately prior to the Effective Time will accelerate and will become fully vested and exercisable effective as of immediately prior to, and contingent upon, the Effective Time and as of the Effective Time will be cancelled and be converted into the right to receive an amount in cash equal to the product of (a) the excess, if any, of the Merger Consideration over the exercise price payable per Share under such option, multiplied by (b) the total number of Shares then subject to such option, which cash amount will be paid, less any required withholding taxes, as soon as reasonably practicable after the Effective Time.

Stock Appreciation Rights. The Merger Agreement provides that each stock appreciation right (which we refer to as a “SAR”) with respect to Shares that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested as of immediately prior to, and contingent upon, the Effective Time and as of the Effective Time will be cancelled and converted into the right to receive an amount in cash equal to the product of (a) the excess, if any, of the Merger Consideration over the base price per Share covered by such SAR, multiplied by (b) the total number of Shares then subject to such SAR, which cash amount will be paid, less any required withholding taxes, as soon as reasonably practicable after the Effective Time.

Restricted Stock Units. The Merger Agreement provides that each restricted stock unit with respect to Shares that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested as of immediately prior to, and contingent upon, the Effective Time as of the Effective Time will be cancelled and converted into the right to receive an amount in cash equal to the product of (a) the Merger Consideration multiplied by (b) the total number of Shares then issuable in settlement of such restricted stock unit, which cash amount will be paid, less any required withholding taxes, as soon as reasonably practicable after the Effective Time, subject to certain exceptions.

Performance Share Units. The Merger Agreement provides that each performance share unit that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested, based on the deemed satisfaction of all applicable performance goals at the maximum levels, as of immediately prior to, and contingent upon, the Effective Time and as of the Effective Time will be cancelled and be converted into the right to receive an amount in cash equal to the product of (a) the Merger Consideration multiplied by (b) the total number of Shares then issuable in settlement of such performance share unit, which cash amount will be paid, less any required withholding taxes, as soon as reasonably practicable after the Effective Time, subject to certain exceptions.

Restricted Shares. The Merger Agreement provides that each Restricted Share that is outstanding as of immediately prior to the Effective Time will, as of the Effective Time, be cancelled and converted into the right to receive an amount in cash equal to the Merger Consideration, which cash amount will be paid, less any required withholding taxes, as soon as reasonably practicable after the Effective Time.

See Section 11 — “The Merger Agreement — Treatment of Equity Awards.”

What will happen to my rights to purchase shares under the ESPP?

The Merger Agreement provides that prior to the Offer Acceptance Time, Medivation shall take all actions under the ESPP to, contingent on the Effective Time, (i) ensure that participants may not increase the amount of their payroll deductions under the ESPP, (ii) ensure that, except for the six-month offering period that commenced on April 1, 2016, no new offering periods will be authorized or commenced following the execution of the Merger Agreement, and (iii) if the consummation of the Merger shall occur prior to the end of the offering period in existence under the ESPP on the date of the Merger Agreement, cause participants’ rights under the ESPP to be determined by treating the last business day prior to the Offer Acceptance Time as the last day of such offering period and purchase period, with such pro-rata adjustments as may be necessary to reflect the shortened offering period and purchase period. Any Shares purchased under the ESPP will be cancelled at the Effective Time and converted into the right to receive the Merger Consideration and, as promptly as reasonably practicable following the purchase of Shares, Medivation will cause the funds, if any, that remain in a participant’s account after such purchase to be returned to the participant. Medivation will terminate the ESPP and all rights thereunder in their entirety effective as of the Offer Acceptance Time, contingent upon the occurrence of the Effective Time.

See Section 11 — “The Merger Agreement — Treatment of ESPP.”

What are the material U.S. federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5 — “Certain U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call Morrow Sodali toll-free at (800) 662-5200. Banks and brokerage firms may call collect at (203) 658-9400. Morrow Sodali is acting as the information agent (which we refer to as the “Information Agent”) for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of Medivation:

Montreal, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (which we refer to as “Pfizer”), is offering to purchase, subject to the satisfaction of the Minimum Condition, any and all of the outstanding shares of common stock, par value $0.01 per share (which we refer to as the “Shares”), of Medivation, Inc., a Delaware corporation (which we refer to as “Medivation”), at a price of $81.50 per Share, net to the seller in cash, without interest, subject to any required withholding of taxes (which we refer to as the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (which we refer to as this “Offer to Purchase”) and in the related Letter of Transmittal (which we refer to as the “Letter of Transmittal” and which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes, and we refer to as, the “Offer”).

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of August 20, 2016 (which, as it may be amended from time to time, we refer to as the “Merger Agreement”), by and among Pfizer, Purchaser and Medivation. The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Medivation (which we refer to as the “Merger”) without a vote of the stockholders of Medivation in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”), with Medivation continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and thereby becoming a wholly-owned subsidiary of Pfizer. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than treasury Shares held by Medivation and any Shares owned by Pfizer, Purchaser or any other direct or indirect wholly-owned subsidiary of Pfizer, or any person who is entitled to and properly demands statutory appraisal for such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive $81.50 per Share in cash, without interest, subject to any required withholding of taxes. As a result of the Merger, Medivation will cease to be a publicly traded company and will become a wholly-owned subsidiary of Pfizer. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement,” which also contains a discussion of the treatment of Medivation stock options and other equity awards in the Merger.

Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of (i) the Minimum Condition (as defined below), (ii) the Regulatory Condition (as defined below), (iii) the Governmental Authority Condition (as defined below) and (iv) the Termination Condition (as defined below). The “Minimum Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer, and not validly withdrawn, on or prior to the end of the day, by one minute after 11:59 p.m. Eastern Time, on Tuesday, September 27, 2016 (which we refer to as the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), together with the Shares then owned by Pfizer and its affiliates (including the Purchaser) (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received), represent at least one more Share than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer, including Restricted Shares and Shares deemed issued pursuant to Medivation’s

2013 Employee Stock Purchase Plan (which we refer to as the “ESPP”) plus (y) the aggregate number of Shares issuable to holders of Stock Options from which Medivation has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of options). The “Regulatory Condition” requires that any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (which we refer to as the “HSR Act”), applicable to the Offer has expired or been terminated. The “Governmental Authority Condition” requires that there has not been issued and remaining in effect by any court of competent jurisdiction any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer and that no action has been taken, and no legal requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger. The “Termination Condition” requires that the Merger Agreement has not been terminated in accordance with its terms. See Section 15 — “Conditions of the Offer.”

The Board of Directors of Medivation, at a meeting duly called and held, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interest of, Medivation and its stockholders, (ii) declared it advisable to enter into the Merger Agreement with Pfizer and Purchaser, (iii) approved the execution, delivery and performance by Medivation of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iv) agreed that the Merger shall be effected under Section 251(h) of the DGCL and (v) resolved to recommend that the stockholders of Medivation tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the Medivation Board of Directors’ reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Medivation (which, together with any exhibits and annexes attached thereto, we refer to as the “Schedule 14D-9”), that will be furnished by Medivation to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-headings “Background of the Offer and Merger” and “Reasons for Recommendation.”

Medivation has advised Pfizer that, as of the close of business on August 18, 2016, 165,980,981 Shares were outstanding.

Pursuant to the Merger Agreement, as of the Effective Time, the directors and officers of the Surviving Corporation will be the directors and officers of Purchaser, as designated on Schedule 2.4(c) to the Merger Agreement, until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the conditions to the Offer (including the Minimum Condition) are satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the DGCL without the vote of the stockholders of Medivation.

Certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Certain U.S. Federal Income Tax Consequences.”

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Medivation will be entitled to appraisal rights under the DGCL in connection with the Merger if they do not tender Shares in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 17 — “Appraisal Rights.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and pay for, promptly after (and in any event no later than the first business day after) the Expiration Date, all Shares validly tendered and not validly withdrawn (as permitted under Section 4 — “Withdrawal Rights”) prior to the Expiration Date.

The date and time at which Purchaser is required to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer is referred to as the “Offer Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of (i) the Minimum Condition, (ii) the Regulatory Condition, (iii) the Governmental Authority Condition and (iv) the Termination Condition. We refer to these conditions and the other conditions described in Section 15 — “Conditions of the Offer” as the “Offer Conditions.”

We have agreed in the Merger Agreement that, subject to the rights of Pfizer and Purchaser to terminate the Merger Agreement pursuant to its terms, (i) Purchaser will, and Pfizer will cause Purchaser to, extend the Offer from time to time for any period required by any applicable law or the rules and regulations of the SEC, the staff thereof or the NASDAQ Stock Market LLC (which we refer to as “NASDAQ”) applicable to the Offer; and (ii) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived by Purchaser or Pfizer, to the extent waivable by Purchaser or Pfizer, Purchaser will, and Pfizer will cause Purchaser to extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension to permit such Offer Condition to be satisfied. Purchaser will not (1) be required to extend the Offer beyond the earlier to occur of (which we refer to as the “Extension Deadline”) (x) the valid termination of the Merger Agreement in compliance with Section 8 therein and (y) the first business day immediately following December 31, 2016 or March 31, 2017 if, as of December 31, 2016, the Regulatory Condition has not been met but all of the other Offer Conditions have been satisfied or waived; or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Medivation. Except as otherwise permitted in pursuant to the Merger Agreement, Purchaser will not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of Medivation.

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive any of the Offer Conditions and to make any change in the terms of or conditions to the Offer, except that, without the prior written consent of Medivation, Purchaser is not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions or requirements to the Offer in addition to the Offer Conditions, (v) amend, change or waive the Minimum Condition, Regulatory Condition, Governmental Authority Condition, or Termination Condition, (vi) terminate the Offer or accelerate, extend or otherwise change the Expiration Date, except as otherwise required or expressly permitted in the Merger Agreement, (vii) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”) or (viii) otherwise modify or amend any of the other terms of the Offer in a manner that adversely affects, or reasonably could be expected to adversely affect, any holder of Shares.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for purchase is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that, in the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten (10) business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for purchase in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the Offer Conditions have not been satisfied. See Section 15 — “Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11 — “The Merger Agreement — Termination.”

As soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will complete the Merger without a vote of the stockholders of Medivation in accordance with Section 251(h) of the DGCL.

Medivation has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of Medivation and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Conditions of the Offer,” we will accept for payment and pay for, promptly after (and in any event no later than the first business day after) the Expiration Date, all Shares validly tendered and not validly withdrawn prior to the Expiration Date.

Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will promptly pay for Shares tendered and accepted for purchase pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (which we refer to as the “Certificates”) or confirmation of a book-entry transfer of such Shares (which we refer to as a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (which we refer to as “DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for purchase of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for purchase pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for purchase. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for purchase for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) the Certificates evidencing tendered Shares must be received by the Depositary at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution (as defined below);

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary (as provided below) by the Expiration Date; and

•	the Certificates for all such validly tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the book-entry transfer facility), together with a properly completed and duly executed Letter of Transmittal together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three (3) NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by overnight courier or mail to the Depositary and must include a guarantee by an Eligible Institution (as defined below) in the form set forth in such Notice. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the Expiration Date.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal if:

•	the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal; or

•	the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each of which we refer to as an “Eligible Institution” and, collectively, we refer to as “Eligible Institutions”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Certificate not accepted for purchase or not tendered is to be issued in, the name of a person other than the registered holder, then the Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Certificate, with the signature on such Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of the Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Certificates evidencing such Shares or a Book-

Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Pfizer, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for purchase by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Medivation’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Medivation’s stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of Medivation in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. stockholders that do not otherwise establish an exemption should complete and return the Internal Revenue Service (which we refer to as the “IRS”) Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a U.S. person, that the taxpayer identification number provided by such stockholder is correct, and that such stockholder is not subject to backup withholding. Foreign stockholders should submit a properly completed and signed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or other appropriate IRS Form W-8, a copy of which may be obtained from the Depositary or the IRS website at www.irs.gov, in order to avoid backup withholding. Such stockholders should consult their own tax advisors to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4.	Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the end of the day, one minute after 11:59 p.m. Eastern Time, on Tuesday, September 27, 2016, and may also be withdrawn at any time after October 29, 2016, which is the 60th day after the date of the commencement of the Offer, unless theretofore accepted for payment by Purchaser pursuant to the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Pfizer, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain U.S. Federal Income Tax Consequences.

The following is a general summary of certain U.S. federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) of Medivation whose Shares are tendered and accepted for purchase pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to U.S. Holders who hold Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any foreign, state or local tax consequences of the Offer or the Merger. In addition, this summary does not address U.S. federal tax other than the income tax. Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to a holder in light of its, his or her particular circumstances, or that may apply to a holder that is subject to special treatment under the U.S. federal income tax laws (including, for example, foreign taxpayers, small business investment companies, regulated investment companies, real estate investment trusts, S corporations, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes, U.S. persons whose functional currency is not the U.S. dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, stockholders who receive cash pursuant to the exercise of appraisal rights, and stockholders who received Shares pursuant to the exercise of employee stock options, stock purchase rights, or stock appreciation rights, as restricted Shares, restricted stock units, performance share units or otherwise as compensation).

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all of the trust’s substantial decisions or (B) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes. This discussion does not address the tax consequences to stockholders who are not U.S. Holders.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Shares, the tax treatment of a person treated as a partner in such partnership generally will depend upon the status of the partner and the partnership’s activities. Accordingly, entities treated as partnerships for U.S. federal income tax purposes that hold Shares and persons treated as partners in such entities should consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the particular tax consequences of the Offer and the Merger to it, him or her, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and changes in any laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares exchanged. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if, as of the date of the exchange, a U.S. Holder’s holding period for such Shares is more than one year. Long-term capital gain recognized by certain non-corporate holders, including individuals, is currently taxable at a reduced rate. The deductibility of capital losses is subject to certain limitations.

If a U.S. Holder acquired different blocks of Shares at different times and different prices, such U.S. Holder must determine its, his or her adjusted tax basis and holding period separately with respect to each block of Shares.

A U.S. Holder who exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends.

The Shares currently trade on NASDAQ under the symbol “MDVN.” Medivation has advised Pfizer that, as of the close of business on August 18, 2016, 165,980,981 Shares were outstanding.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the three preceding fiscal years, as reported on NASDAQ, and the quarterly cash dividends declared per Share for each such quarterly period.

	High	Low	Cash Dividends Declared
Year Ended December 31, 2013
First Quarter	$29.6200	$20.9450	—
Second Quarter	$27.7100	$22.2550	—
Third Quarter	$30.7300	$24.8750	—
Fourth Quarter	$33.6850	$24.0750	—

Year Ended December 31, 2014
First Quarter	$44.0995	$30.3050	—
Second Quarter	$39.1750	$27.1850	—
Third Quarter	$51.9400	$34.5550	—
Fourth Quarter	$58.6150	$43.2400	—

Year Ended December 31, 2015
First Quarter	$70.7900	$48.7950	—
Second Quarter	$67.6650	$54.9250	—
Third Quarter	$58.0750	$38.0790	—
Fourth Quarter	$48.7650	$37.6300	—

Year Ended December 31, 2016
First Quarter	$48.7300	$26.4100	—
Second Quarter	$62.9400	$43.7500	—
Third Quarter (through August 29, 2016)	$80.6700	$58.8000	—

On August 19, 2016, the last trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $67.16. On August 29, 2016, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $80.28. The Offer Price represents a premium of 56.6% to the closing price of the Shares on April 27, 2016, the last full trading day prior to the public announcement of the initial unsolicited proposal by Sanofi, and a 21.4% premium to the closing price of the Shares on the last full trading day before the Merger Agreement was executed.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, except with the prior written consent of Pfizer, Medivation will not establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares) (except for any dividends paid by any of Medivation’s wholly-owned subsidiaries to Medivation or another wholly-owned subsidiary of Medivation).

7.	Certain Information Concerning Medivation.

Except as specifically set forth herein, the information concerning Medivation contained in this Offer to Purchase has been taken from or is based upon information furnished by Medivation or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Medivation’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. The following description of Medivation and its business has been taken from Medivation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, and is qualified in its entirety by reference to such Annual Report on Form 10-K.

Medivation was incorporated in Delaware in 1995 and began operations under the name Orion Acquisition Corp. II. Medivation’s common stock trades on the NASDAQ Global Select Market under the symbol “MDVN.” Medivation’s principal corporate offices are located at 525 Market Street, 36th Floor, San Francisco, California 94105 and its telephone number is (415) 543-3470. Medivation’s internet address is www.medivation.com.

Medivation is a biopharmaceutical company focused on the development and commercialization of medically innovative therapies to treat serious diseases for which there are limited treatment options. Medivation has one commercial product, XTANDI® (enzalutamide) capsules (which we refer to as “XTANDI”), through its collaboration with Astellas Pharma, Inc. (which we refer to as “Astellas”). XTANDI has received marketing approval in the United States, Europe and numerous other countries worldwide for the treatment of patients with metastatic castration-resistant prostate cancer, and in Japan for the treatment of patients with castration-resistant prostate cancer. Medivation and Astellas are also conducting investigational studies of enzalutamide in prostate cancer, advanced breast cancer, and hepatocellular carcinoma.

In addition to the above activities, Medivation has various internal research and discovery efforts focused in oncology, neurology and other areas.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Medivation is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Medivation’s directors and officers, their remuneration, stock options and other equity awards granted to them, the principal holders of Medivation’s securities, any material interests of such persons in transactions with Medivation and other matters is required to be disclosed in proxy statements. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Medivation, that file electronically with the SEC.

8.	Certain Information Concerning Pfizer and Purchaser.

Pfizer and Purchaser. Pfizer is a research-based, global biopharmaceutical company. Pfizer applies science and its global resources to bring therapies to people that extend and significantly improve their lives through the discovery, development and manufacture of healthcare products. Pfizer’s global portfolio includes medicines, vaccines and medical devices, as well as many of the world’s best-known consumer healthcare products. Pfizer works across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Pfizer collaborates with healthcare providers, governments and local communities to support and expand access to reliable, affordable healthcare around the world. Pfizer’s revenues are derived from the sale of its products and, to a much lesser extent, from alliance agreements, under which it co-promotes products discovered by other companies. The majority of Pfizer’s revenues come from the manufacture and sale of biopharmaceutical products. Pfizer was incorporated under the laws of the State of Delaware on June 2, 1942.

Purchaser is a Delaware corporation formed on August 19, 2016 solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Purchaser has no assets or liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the completion of the Merger, Purchaser’s separate corporate existence will cease and Medivation will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a wholly-owned subsidiary of Pfizer.

Pfizer’s and Purchaser’s principal executive offices are located at 235 East 42nd Street, New York, NY 10017-5755 and their telephone number is (212) 733-2323.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Pfizer and Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Pfizer or Purchaser or, to the best knowledge of Pfizer and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, (i) none of Pfizer or Purchaser or, to the best knowledge of Pfizer and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Pfizer or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Pfizer or Purchaser or, to the best knowledge of Pfizer and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Pfizer or Purchaser or, to the best knowledge of Pfizer and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Medivation (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Pfizer or Purchaser or, to the best knowledge of Pfizer and Purchaser, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Medivation or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Pfizer or any of its subsidiaries or, to the best knowledge of Pfizer and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Medivation or its subsidiaries, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Pfizer and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Pfizer has filed electronically with the SEC.

9.	Source and Amount of Funds.

Pfizer and Purchaser currently have, and will have, available to them all funds, through a variety of sources, including cash on hand, necessary for the payment of the aggregate Offer Price and the aggregate Merger Consideration and to satisfy all of their payment obligations under the Merger Agreement and resulting from the transactions contemplated thereby. Pfizer has not entered into any financing commitment in connection with the Merger Agreement or the transactions contemplated thereby.

10.	Background of the Offer; Past Contacts or Negotiations with Medivation.

The information set forth below regarding Medivation not involving Pfizer or Purchaser was provided by Medivation.

Background of the Offer

The following chronology summarizes the key meetings and events between representatives of Pfizer and representatives of Medivation that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the representatives of Pfizer and Medivation. For a review of Medivation’s additional activities relating to the signing of the Merger Agreement, please refer to Medivation’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

The Pfizer Board of Directors, together with its senior management, regularly evaluates business development opportunities, including strategic acquisitions. Pfizer’s business development approach prioritizes the acquisition of near- or in-market products that have the potential to generate incremental growth and value, with a focus, following its acquisition of Hospira, Inc., on developing its innovative health business. As part of a strategic review of its innovative health business, Pfizer identified Medivation as a potential opportunity for a strategic transaction that could provide Pfizer with the leading novel hormone therapy in the United States, XTANDI, for the treatment of certain prostate cancers with the potential of immediately generating revenue growth and driving overall earnings growth potential for Pfizer.

On April 15, 2016, Dr. David Hung, President and CEO of Medivation, received a letter dated April 13, 2016 from the Chief Executive Officer of Sanofi, setting forth a non-binding proposal to acquire Medivation for $52.50 per share. The Board of Directors of Medivation convened a special meeting to discuss the proposal and determined it needed additional time for analysis.

On April 20, 2016, Douglas Giordano, Senior Vice President, Worldwide Business Development at Pfizer, attempted to contact Dr. Hung by phone and by email to propose a discussion among the two and Albert Bourla, Group President of Pfizer Innovative Health. Dr. Hung responded to Mr. Giordano by email telling Mr. Giordano that he would call him on Monday, May 2, 2016.

Sanofi’s proposal was publicly announced on April 28, 2016 and unanimously rejected by Medivation’s Board of Directors on April 29, 2016.

On May 2, 2016, Mr. Giordano and Dr. Hung spoke by phone. During this conversation, and in light of the public announcement on April 28 of Sanofi’s proposal, Mr. Giordano expressed Pfizer’s interest in a possible transaction when, and if, Medivation decided to pursue such a transaction.

On May 3, 2016, representatives of Pfizer began a review of publicly available documents relating to Medivation. From May 3, 2016 through July 7, 2016, Pfizer continued its initial due diligence review of Medivation based on publicly available information.

On May 11, 2016, representatives of Centerview Partners LLC (“Centerview”), a financial advisor to Pfizer, contacted representatives of J.P. Morgan Securities LLC (“J.P. Morgan”) and Evercore Group L.L.C. (“Evercore”), financial advisors to Medivation, regarding Pfizer’s potential strategic interest in Medivation.

On May 20, 2016, Mr. Giordano had a telephone conversation with Dr. Hung during which Mr. Giordano highlighted Pfizer’s complementary oncology focus and reiterated Pfizer’s interest in pursuing a negotiated transaction with Medivation when and if Medivation and its Board of Directors decided to pursue such a transaction.

On May 25, 2016, Sanofi filed with the SEC a preliminary consent solicitation seeking to remove and replace Medivation’s Board of Directors. Throughout the next several weeks, both Medivation and Sanofi filed documents relating to their respective consent solicitation and consent revocation processes.

On June 28, 2016, representatives of J.P. Morgan and Evercore contacted Mr. Giordano to discuss providing Pfizer with certain confidential information with respect to a potential strategic transaction, subject to execution of a confidentiality and standstill agreement.

On June 29, 2016, Pfizer executed a confidentiality and standstill agreement with Medivation, and Medivation invited Pfizer to participate in a potential sale process.

On July 5, 2016, Medivation issued a press release announcing that it had entered into confidentiality agreements with several parties, including Sanofi, and that Sanofi had agreed to withdraw its consent solicitation.

On July 7, 2016, representatives of Pfizer were granted access to a limited virtual data room containing certain non-public information regarding Medivation’s business and operations, and Pfizer continued its due diligence review of Medivation’s documentation. Also on July 7, Mr. Ian Read, Chairman and CEO of Pfizer, Dr. Mace Rothenberg, Chief Development Officer, Oncology at Pfizer, and Dr. Mikael Dolsten, President of Worldwide Research and Development at Pfizer, met with Dr. Hung. During this meeting, Mr. Read indicated that Pfizer was interested in further exploration of a potential strategic transaction. That night, Mr. Read, Dr. Rothenberg and Dr. Dolsten had dinner with Dr. Hung.

On July 7 through July 11, 2016, representatives of Pfizer, Guggenheim Securities, LLC (“Guggenheim”), a financial advisor to Pfizer, and Centerview had discussions by telephone with representatives of Evercore and J.P. Morgan regarding the due diligence process.

On July 14, 2016, representatives of Medivation’s management met with representatives of Pfizer, and their respective external advisors, at the offices of Cooley LLP (“Cooley”), a legal advisor to Medivation, in San Francisco to provide a presentation on Medivation’s business and operations. That night, Dr. Hung and other members of Medivation’s management team had dinner with members of Pfizer’s management team.

On July 15, 2016, representatives of Pfizer, Guggenheim and Centerview had a discussion by telephone with representatives of Evercore and J.P. Morgan to provide feedback after the July 14 management presentation and to further discuss the diligence process.

On July 19, 2016, representatives of J.P. Morgan and Evercore sent a letter to representatives of Pfizer requesting that Pfizer submit a written, non-binding preliminary proposal for an acquisition of Medivation on August 8, 2016. The letter stated that, should Medivation decide to continue exploring potential interest in a transaction, a limited number of qualified parties may be invited to enter into further discussions and be provided additional due diligence materials.

On July 20, 2016 representatives of Pfizer, Guggenheim and Centerview had an additional discussion by telephone with representatives of Medivation, Evercore and J.P. Morgan regarding the due diligence process.

On July 26 and 27, 2016, representatives of Pfizer and Pfizer’s outside counsel Ropes & Gray LLP (“Ropes & Gray”) participated in a series of due diligence calls with Medivation’s outside counsel and Medivation’s management.

On July 28, 2016, the Pfizer Board of Directors held a telephonic meeting, during which representatives of Pfizer’s management provided an overview of the potential acquisition, reviewed key due diligence findings and a preliminary valuation analysis, and discussed the strategic rationale for pursuing a transaction with Medivation. Pfizer’s Board of Directors approved the submission of a non-binding preliminary proposal to Medivation.

Between August 3, 2016 and August 8, 2016, representatives of Pfizer and Ropes & Gray participated in additional due diligence calls with Medivation’s management, and for one of the calls, with representatives of PricewaterhouseCoopers LLP, Medivation’s independent auditors. On August 8, 2016, Pfizer submitted a non-binding preliminary proposal to Medivation (the “August 8 Proposal”), subject to, among other conditions, satisfactory completion of Pfizer’s due diligence, to acquire Medivation for cash consideration of $65.00 per Share. The August 8 Proposal stated that it was not subject to any financing condition and that Pfizer expected to be able to complete due diligence and sign a definitive transaction agreement in approximately one week.

On August 10, 2016, Medivation notified Pfizer that it was inviting Pfizer to a subsequent round of the potential sale process, together with several other interested parties.

On August 11, 2016, representatives of Pfizer were granted access to an expanded virtual data room, containing additional non-public information regarding Medivation’s business and operations, and Pfizer continued its due diligence review of Medivation’s documentation.

On August 11, 2016, representatives of J.P. Morgan and Evercore sent a draft Merger Agreement to Pfizer and Ropes & Gray.

On August 14, 2016, representatives of J.P. Morgan and Evercore sent a letter to Pfizer, requesting that Pfizer provide to Medivation a mark-up of the Merger Agreement on August 18, 2016 and a definitive proposal to acquire Medivation on August 19, 2016. Also from August 14, 2016 through August 17, 2016, Medivation participated in additional due diligence calls with representatives of Pfizer.

On August 17, 2016, the Pfizer Board of Directors held a telephonic meeting, during which representatives of management provided an update regarding discussions with Medivation and the potential acquisition and discussed Pfizer’s key due diligence findings, reviewed a valuation analysis of Medivation, and further discussed the strategic rationale for pursuing a transaction with Medivation. A representative of Ropes & Gray also updated the Pfizer Board of Directors on the status of the negotiations of the merger agreement and provided an overview of the key terms of the agreement. At this meeting, the Pfizer Board of Directors authorized Pfizer’s executive management to continue to pursue the potential transaction with Medivation and to finalize a definitive agreement to acquire Medivation.

On August 18, 2016, representatives of Ropes & Gray provided Cooley and Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), a legal advisor to Medivation, with a revised Merger Agreement. Also on August 18, 2016, Mr. Read and Mr. Giordano called Dr. Hung to reiterate Pfizer’s strong interest with respect to a potential transaction.

On August 19, 2016, Pfizer submitted a revised written proposal to acquire Medivation for cash consideration of $77.00 per Share. Representatives of Centerview discussed Pfizer’s revised written proposal with representatives of J.P. Morgan and Evercore. In addition, on August 19, 2016, Mr. Giordano spoke with representatives of J.P. Morgan and Evercore, who informed Mr. Giordano that Pfizer should submit its “best and final” offer on Saturday, August 20, 2016.

Additionally, on August 19 and August 20, 2016, Cooley and Wachtell Lipton negotiated the final terms of the Merger Agreement with Ropes & Gray, including the closing conditions, deal protections (including the size of the termination fee and the non-solicitation provisions), the scope of the representations and warranties, interim operating covenants and regulatory undertakings.

Following a written request by J.P. Morgan and Evercore to provide Pfizer’s “best and final” proposal by the afternoon of August 20, 2016, Pfizer communicated a “best and final” proposal to acquire Medivation for cash consideration of $81.50 per Share on August 20, 2016. Medivation’s closing Share price on August 19, 2016 was $67.16.

Following Pfizer’s “best and final” proposal, the Medivation Board of Directors approved the transaction with Pfizer. Pfizer, Purchaser and Medivation each executed the Merger Agreement on the afternoon of Saturday, August 20, 2016.

On Monday, August 22, 2016, Pfizer and Medivation issued a joint press release announcing the proposed transaction.

Past Contacts, Transactions, Negotiations and Agreements.

For more information on the Merger Agreement and the other agreements between Medivation and Purchaser and their respective related parties, see Section 8 — “Certain Information Concerning Pfizer and Purchaser,” Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement.”

11.	The Merger Agreement.

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference and filed as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Pfizer and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual disclosures about Pfizer, Purchaser, Medivation or their respective affiliates. The Merger Agreement contains representations, warranties and covenants that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations, warranties and covenants are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by a confidential disclosure schedule delivered by Medivation to Pfizer in connection with the Merger Agreement. The representations, warranties and covenants in the Merger Agreement were made for the purpose of allocating contractual risk between the parties thereto and governing contractual rights and relationships between the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders of Pfizer or Medivation. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this Section 11, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of Pfizer, Purchaser, Medivation or their respective affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may have changed since the date of the Merger Agreement and may change after the date hereof, and such subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, such representations, warranties and covenants or descriptions thereof should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Pfizer and Medivation publicly file.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable but in no event more than seven (7) business days after the date of the Merger Agreement. Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition, the Termination Condition and the other Offer Conditions that are described in Section 15 — “Conditions of the Offer.” Subject to the satisfaction of the Minimum Condition, the Termination Condition and the other Offer Conditions, the Merger Agreement provides that Purchaser will accept for payment and pay for all Shares validly tendered and not validly withdrawn in the Offer promptly after the scheduled Expiration Date, as it may be extended pursuant to the terms of the Merger Agreement.

Purchaser expressly reserves the right to waive any Offer Condition or make any change in the terms of or conditions to the Offer, except that Medivation’s prior written consent is required for Purchaser to:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	decrease the maximum number of Shares sought to be purchased in the Offer;

•	impose conditions or requirements to the Offer in addition to the Offer Conditions described in Section 15 — “Conditions of the Offer”;

•	amend, change or waive the Minimum Condition, the Regulatory Condition, the Governmental Authority Condition or the Termination Condition;

•	except as permitted pursuant to the Merger Agreement, terminate the Offer or accelerate, extend or otherwise change the Expiration Date;

•	provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act; or

•	otherwise modify or amend any of the other terms of the Offer in a manner that adversely affects, or reasonably could be expected to adversely affect, any holder of Shares.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or expressly permitted to extend the Offer. Specifically, the Merger Agreement provides that, subject to the rights of Pfizer and Purchaser to terminate the Merger Agreement pursuant to its terms:

•	Purchaser will, and Pfizer will cause Purchaser to, extend the Offer from time to time for any period required by any applicable law or the rules and regulations of the SEC, the staff thereof or NASDAQ applicable to the Offer; and

•	if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived by Purchaser or Pfizer, to the extent waivable by Purchaser or Pfizer, Purchaser will, and Pfizer will cause Purchaser to extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension to permit such Offer Condition to be satisfied.

Purchaser will not (1) be required to extend the Offer beyond the earlier to occur of (which we refer to as the “Extension Deadline”) (x) the valid termination of the Merger Agreement in compliance with Section 8 therein and (y) the first business day immediately following the End Date; or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Medivation. Except as otherwise permitted in pursuant to the Merger Agreement, Purchaser will not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of Medivation.

Board of Directors and Officers. Under the Merger Agreement, as of the Effective Time, the directors and officers of the Surviving Corporation will be the directors and officers of Purchaser, as designated on Schedule 2.4(c) to the Merger Agreement, until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

The Merger. The Merger Agreement provides that as soon as practicable following the consummation of the Offer, Purchaser will be merged with and into Medivation, with Medivation continuing as the surviving corporation in the Merger and as a wholly-owned subsidiary of Pfizer, on the terms and subject to the conditions set forth in the Merger Agreement and subject to the satisfaction or waiver of certain conditions set forth therein. The Merger will be governed by Section 251(h) of the DGCL.

The certificate of incorporation of Purchaser will be the certificate of incorporation of the Surviving Corporation, except that such certificate of incorporation will be amended to reflect certain indemnification requirements contained in the Merger Agreement and that the name of the Surviving Corporation will be “Medivation, Inc.,” and as so amended, will be the certificate of incorporation of the Surviving Corporation at the Effective Time. The bylaws of Purchaser will be the bylaws of the Surviving Corporation at the Effective Time.

The obligations of Medivation, Pfizer and Purchaser to complete the Merger are subject to the satisfaction or waiver of each of the following conditions:

•	there has not been issued and remaining in effect by any court of competent jurisdiction any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer and no action has been taken, and no legal requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger; and

•	Purchaser (or Pfizer, on Purchaser’s behalf) has accepted for payment the Shares validly tendered pursuant to the Offer and not validly withdrawn.

Conversion of Capital Stock at the Effective Time. Shares outstanding immediately prior to the Effective Time (other than treasury shares held by Medivation and any Shares owned by Pfizer, Purchaser, or any other direct or indirect wholly-owned subsidiary of Pfizer, or any person who is entitled to and properly demands statutory appraisal for such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive the Merger Consideration, net to the seller in cash, subject to any withholding of taxes as required by applicable law.

Treatment of Equity Awards.

Stock Options. The Merger Agreement provides that each Stock Option that is outstanding as of immediately prior to the Effective Time will accelerate and will become fully vested and exercisable effective as of immediately prior to, and contingent upon, the Effective Time and as of the Effective Time will be cancelled and be converted into the right to receive an amount in cash equal to the product of (a) the excess, if any, of the Merger Consideration over the exercise price payable per Share under such option, multiplied by (b) the total number of Shares then subject to such option, which cash amount will be paid, less any required withholding taxes, as soon as reasonably practicable after the Effective Time.

Stock Appreciation Rights. The Merger Agreement provides that each SAR that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested as of immediately prior to, and contingent upon, the Effective Time and as of the Effective Time will be cancelled and converted into the right to receive an amount in cash equal to the product of (a) the excess, if any, of the Merger Consideration over the base price per Share covered by such SAR, multiplied by (b) the total number of Shares then subject to such SAR, which cash amount will be paid, less any required withholding taxes, as soon as reasonably practicable after the Effective Time.

Restricted Stock Units. The Merger Agreement provides that each restricted stock unit with respect to Shares that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested as of immediately prior to, and contingent upon, the Effective Time and as of the Effective Time will be cancelled and converted into the right to receive an amount in cash equal to the product of (a) the Merger Consideration multiplied by (b) the total number of Shares then issuable in settlement of such restricted stock unit, which cash amount will be paid, less any required withholding taxes, as soon as reasonably practicable after the Effective Time, subject to certain exceptions.

Performance Share Units. The Merger Agreement provides that each performance share unit that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested, based on the deemed satisfaction of all applicable performance goals at the maximum levels, as of immediately prior to, and contingent upon, the Effective Time and as of the Effective Time will be cancelled and be converted into the right to receive an amount in cash equal to the product of (a) the Merger Consideration multiplied by (b) the total number of Shares then issuable in settlement of such performance share unit, which cash amount will be paid, less any required withholding taxes, as soon as reasonably practicable after the Effective Time, subject to certain exceptions.

Restricted Shares. The Merger Agreement provides that each restricted Share that is outstanding as of immediately prior to the Effective Time will, as of the Effective Time, be cancelled and converted into the right to receive an amount in cash equal to the Merger Consideration, which cash amount will be paid, less any required withholding taxes, as soon as reasonably practicable after the Effective Time.

Treatment of ESPP. Prior to the Offer Acceptance Time, Medivation will take all actions under the ESPP to, contingent on the Effective Time, (i) ensure that participants may not increase the amount of their payroll deductions under the ESPP, (ii) ensure that, except for the six-month offering period that commenced on April 1, 2016, no new offering periods will be authorized or commenced following the execution of the Merger Agreement, and (iii) if the consummation of the Merger will occur prior to the end of the offering period in existence under the ESPP on the date of the Merger Agreement, cause participants’ rights under the ESPP to be determined by treating the last business day prior to the Offer Acceptance Time as the last day of such offering period and purchase period, with such pro-rata adjustments as may be necessary to reflect the shortened offering period and purchase period. Any Shares purchased under the ESPP will be cancelled at the Effective Time and converted into the right to receive the Merger Consideration and, as promptly as reasonably practicable following the purchase of Shares, Medivation will cause the funds, if any, that remain in a participant’s account after such purchase to be returned to the participant. Medivation will terminate the ESPP and all rights thereunder in their entirety effective as of the Offer Acceptance Time, contingent upon the occurrence of the Effective Time.

Representations and Warranties. In the Merger Agreement, Medivation has made representations and warranties to Pfizer and Purchaser with respect to, among other things:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	subsidiaries, and Medivation’s equity interests in them;

•	capitalization;

•	financial statements and SEC filings;

•	disclosure controls and internal controls over financial reporting;

•	information to be included in the Offer documents, the Schedule 14D-9 and other information required to be disseminated in connection with the Offer;

•	the absence of certain changes;

•	properties;

•	intellectual property;

•	material contracts;

•	the absence of undisclosed liabilities;

•	compliance with laws and permits and regulatory matters;

•	global trade controls;

•	compliance with anti-corruption and anti-bribery laws;

•	tax matters;

•	employees and employee benefit plans, including ERISA and certain related matters;

•	labor and employment matters;

•	environmental matters;

•	insurance;

•	litigation;

•	authority relative to the Merger Agreement;

•	required consents and approvals and no violations of organizational documents or applicable law;

•	inapplicability of state takeover statutes;

•	brokers and certain fees; and

•	the opinion of financial advisors.

Some of the representations and warranties in the Merger Agreement made by Medivation are qualified as to “materiality” or “Material Adverse Effect” or by knowledge or the ability to consummate the transactions contemplated by the Merger Agreement. “Material Adverse Effect” means an event, occurrence, development, violation, inaccuracy, circumstance or other matter that had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets or financial condition of Medivation and its subsidiaries, taken as a whole, excluding:

(i)	any change in the market price or trading volume of Medivation’s stock (it being understood that such exception will not prevent or otherwise affect a determination that the underlying cause of such decline is or would reasonably be likely to be a Material Adverse Effect);

(ii)	any event, occurrence, development, violation, inaccuracy, circumstance or other matter resulting from the announcement or pendency of the transactions (other than certain representations and warranties regarding authority relative to the Merger Agreement and required consents and approvals and no violations of organizational documents or applicable law);

(iii)	any event, occurrence, development, circumstance, change or effect in the industries in which Medivation and its subsidiaries operate or in the economy generally or other general business, financial or market conditions;

(iv)	any event, occurrence, development, circumstance, change or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency;

(v)	any event, occurrence, development, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar event, except to the extent that such event, occurrence, development, circumstance, change or effect disproportionately affects Medivation and its subsidiaries relative to other participants in the industries in which Medivation and its subsidiaries operate or the economy generally, as applicable;

(vi)	certain regulatory, clinical or manufacturing developments;

(vii)	the failure of Medivation to meet internal or analysts’ expectations or projections or the results of operations of Medivation (it being understood that such exception will not prevent or otherwise affect a determination that the underlying cause of such failure is or would reasonably be likely to be a Material Adverse Effect);

(viii)	the settlement of any legal proceeding outstanding as of the date of the Merger Agreement;

(ix)	any adverse effect arising directly from or otherwise directly relating to any action taken by Medivation at the written direction of Pfizer or any action specifically required to be taken by Medivation pursuant to the terms of the Merger Agreement, or the failure of Medivation to take any action that it is specifically prohibited by the terms of the Merger Agreement from taking to the extent Pfizer fails to give its consent thereto after a written request therefor;

(x)	any event, occurrence, development, circumstance, change or effect resulting or arising from Pfizer’s or Purchaser’s breach of the Merger Agreement; and

(xi)	any event, occurrence, development, circumstance, change or effect arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with, any legal requirement or generally accepted accounting principles, or GAAP, (or interpretations of any legal requirements or GAAP) after the date of the Merger Agreement.

In the Merger Agreement, Pfizer has made representations and warranties to Medivation with respect to:

•	corporate matters, such as organization, standing, qualification, power and authority;

•	formation and corporate purpose of Purchaser;

•	authority relative to the Merger Agreement;

•	required consents and approvals, and no violations of organizational documents, applicable laws or agreements;

•	accuracy of information supplied for purposes of the Offer documents and the Schedule 14-D-9;

•	litigation;

•	availability of funds;

•	Share ownership; and

•	brokers and certain fees.

Some of the representations and warranties in the Merger Agreement made by Pfizer are qualified as to “materiality” or “Pfizer Material Adverse Effect.” “Pfizer Material Adverse Effect” means any effect, change, event or occurrence that would, individually or in the aggregate, prevent, materially delay or materially impair the ability of Pfizer or Purchaser to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement survive the Merger.

Operation of Business Pending the Merger. From the date of the Merger Agreement until the Effective Time or termination of the Merger Agreement, except (x) as required by the Merger Agreement, or as required by applicable law, (y) with the written consent of Pfizer or (z) as set forth in the disclosure schedule to the Merger Agreement, Medivation will, and will cause its subsidiaries to, conduct in all material respects its business in the ordinary course.

Medivation has further agreed that, from the date of the Merger Agreement until the Effective Time or the termination of the Merger Agreement, except as required by the Merger Agreement or as required by applicable law, as disclosed in the disclosure schedule to the Merger Agreement, or as required by applicable law, with the written consent of Pfizer or as disclosed in the disclosure schedule to the Merger Agreement, Medivation will not, and will not permit its subsidiaries to, among other things:

•	(1) establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares) (except for any dividends paid by any of Medivation’s wholly-owned subsidiaries to Medivation or another wholly-owned subsidiary of Medivation) or (2) repurchase, redeem or otherwise reacquire any of its shares of capital stock (including any Shares), or any rights, warrants or options to acquire any shares of its capital stock, other than: (A) repurchases or reacquisitions of Shares outstanding as of the date of the Merger Agreement pursuant to Medivation’s right to purchase or reacquire Shares held by a current or former officer, director, employee, consultant or independent contractor of Medivation or any of its subsidiaries (collectively, “Medivation Associates”) only upon termination of such Medivation Associate’s employment or engagement by Medivation; (B) repurchases of equity awards then outstanding on the date of the Merger Agreement pursuant to the terms of any such equity award between Medivation and a Medivation Associate only upon termination of such person’s employment or engagement; or (C) in connection with withholding to satisfy the exercise price and/or tax obligations with respect to Medivation equity awards;

•	split, combine, subdivide or reclassify any shares of its capital stock (including the Shares) or other equity interests;

•	sell, issue, grant, deliver, pledge, transfer, encumber or authorize the issuance, sale, delivery, pledge, transfer, encumbrance or grant by Medivation or any affiliates (other than dividends paid by a wholly-owned subsidiary to Medivation or another wholly-owned subsidiary of Medivation) of (A) any capital stock, (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security, including any equity award, (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security or (D) or any other rights that are linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities (except that Medivation may issue Shares as required to be issued upon the exercise of Stock Options and SARs, the vesting of other equity awards outstanding as of the date of the Merger Agreement, and pursuant to the operation of the ESPP and may grant stock awards in the ordinary course of business in respect of up to 70,000 Shares in the aggregate);

•

establish, adopt, terminate or amend any employee plan, or amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the employee plans or grant any Medivation Associate any increase in compensation, bonuses or other benefits (except that Medivation and its subsidiaries: (A) may change the title of its non-executive officer employees; (B) may provide increases in salary or wages and benefits to its non-executive officer employees who have annual base salaries of less than $325,000 in the ordinary course of business consistent with past practice; and (C) may make annual or quarterly bonus payments in the ordinary course of business consistent with past practice in accordance with the bonus plans existing on the date of the Merger Agreement);

•	(A) with respect to any Medivation Associate, enter into or amend (x) any change-in-control agreement with any Medivation Associate or (y) with certain exceptions, any retention agreement with any executive officer or director or any other Medivation Associate, (B) enter into or amend (x) any employment, severance or other agreement with any executive officer or director of Medivation or (y) any employment or severance agreement with any non-executive officer employee with an annual base salary greater than $350,000 or any consulting agreement with an independent contractor with an annual base compensation greater than $500,000 (with any such agreements to be entered into in the ordinary course of business consistent with past practice) or (C) hire any employee with an annual base salary in excess of $350,000;

•	amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents;

•	make or authorize any capital expenditure in excess of $500,000 individually or $1,500,000 in the aggregate during any fiscal quarter, except as provided for in Medivation’s capital expense budget or otherwise permitted under the Merger Agreement;

•	acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse, transfer, assign, guarantee, exchange or swap, mortgage or otherwise encumber or subject to any material encumbrance (other than encumbrances permitted pursuant to the Merger Agreement) any material asset or property, except as permitted under the Merger Agreement;

•	lend money or make capital contributions or advances to or make investments in, any person, or incur or guarantee any indebtedness (except for (a) loans, capital contributions, advances or investments between Medivation and any wholly-owned subsidiary or between wholly-owned subsidiaries of Medivation or (b) short-term borrowings, of not more than $1 million in the aggregate, incurred in the ordinary course of business consistent with past practice, advances to employees and consultants for travel and other business-related expenses in the ordinary course of business consistent with past practice);

•	amend or modify in any material respect, waive any rights under, terminate, replace or release, settle or compromise any material claim, liability or obligation under any Material Contract (as defined in the Merger Agreement) or enter into any contract which if entered into prior to August 20, 2016 would have been a Material Contract, excluding any non-exclusive license agreements, clinical trial agreements and inbound only material transfer agreements entered into in the ordinary course of business consistent with past practice;

•

settle, release, waive or compromise (x) certain legal proceedings set forth in the disclosure schedule to the Merger Agreement, (y) any legal proceeding or other claim (or threatened legal proceeding or other claim), other than any settlement, release, waiver or compromise that both (A) does not relate to any legal proceeding or claim brought by the stockholders of Medivation against Medivation and/or its directors relating to the transactions or a breach of the Merger Agreement or any other agreements contemplated hereby, and either (B) (1) results solely in a monetary obligation involving only the payment of monies by Medivation and its subsidiaries of not more than $1,000,000 in the aggregate (excluding any settlements made under the following clause (2)); or (2) results solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, Medivation and its subsidiaries and the payment of monies by Medivation and its subsidiaries that are not more than $1,000,000 in the aggregate (not funded by an indemnity obligation or through insurance policies);

provided, that the settlement, release, waiver or compromise of any legal proceeding or claim brought by the stockholders of Medivation against Medivation and/or its directors relating to the transactions or a breach of the Merger Agreement or any other agreements contemplated by the Merger Agreement shall be subject to the terms of the Merger Agreement;

•	enter into any collective bargaining agreement or other agreement with any labor organization (except to the extent required by applicable legal requirements);

•	make any material change in financial accounting policies, practices, principles, methods or procedures, other than as required by GAAP or Regulation S-X promulgated under the Exchange Act or other applicable rules and regulations of the SEC or applicable legal requirements;

•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Medivation and its subsidiaries;

•	except in the ordinary course of business (A) make, change or revoke any material tax election or adopt or change any material method of tax accounting, (B) settle or compromise any material tax liability for an amount materially in excess of the amount reserved or accrued on the company’s balance sheet (or most recent consolidated balance sheet included in the company SEC documents) or surrender any claim for a material refund of taxes, or (C) file any material amended tax return; or

•	authorize any of, or agree or commit to take, any of the actions described in the foregoing clauses.

Access and Investigation. From and after the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, Medivation and its subsidiaries will and will cause their authorized representatives, upon reasonable advance notice, to (a) provide Pfizer and its representatives with reasonable access during normal business hours to Medivation’s representatives, personnel, assets, books, records, work papers and other documents and information relating to Medivation and its subsidiaries; and (b) promptly provide Pfizer and Pfizer’s representatives with all reasonably requested information regarding the business of Medivation and its subsidiaries, including copies of the existing books, records, work papers and other documents and information relating to Medivation and its subsidiaries, and with such additional financial, operating and other data and information regarding Medivation and its subsidiaries, as Pfizer may reasonably request, provided that such access will be conducted at Pfizer’s expense, at a reasonable time, under the supervision of appropriate personnel of Medivation and its subsidiaries and in such a manner as not to unreasonably interfere with the normal operation of the business of Medivation and its subsidiaries.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for indemnification rights in favor of Medivation’s and its subsidiaries’ current directors and officers, who we refer to as “indemnitees.” Specifically, Pfizer has agreed that for a period of six years after the Effective Time, the rights to indemnification in the certificate of incorporation, bylaws and other charter and organizational documents of Medivation and its subsidiaries and as provided in any indemnification agreements between Medivation and its subsidiaries and such indemnitees will survive the Merger and will be observed by the Surviving Corporation and its subsidiaries to the fullest extent available under Delaware law. For a period of six years, Pfizer and the Surviving Corporation have agreed, to the extent described in the prior sentence, to hold harmless each indemnitee against all losses, claims, damages, liabilities, fees, expenses, judgments, or fines and advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) in connection with any proceeding arising out of or pertaining to the fact that such indemnitee is or was a director or officer.

From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation will maintain, and will cause its subsidiaries to maintain, in effect, the existing policy of directors’ and officers’ liability insurance maintained by Medivation and its subsidiaries as of the date of the Merger Agreement for the benefit of the indemnitees on terms no less favorable than the existing policy. Alternatively, at or prior to the Effective Time, Pfizer or Medivation may purchase a six-year “tail” policy; provided, however, that in no event will the Surviving Corporation be required to expend an amount in excess of 300% of the annual premium currently payable.

Reasonable Best Efforts. Medivation, Pfizer and Purchaser will use their respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable antitrust laws to consummate and make effective the transactions as soon as reasonably practicable, and in any event prior to the End Date, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals and, expirations or terminations of waiting periods from governmental bodies and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain any such consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding by, any governmental body in connection with any antitrust law; (ii) the obtaining of all necessary consents, authorizations, approvals or waivers from third parties; and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions.

Each of Medivation and Pfizer have agreed to promptly take all actions required by any governmental body as a condition to granting any consent, permit, authorization, waiver, clearance and approvals, and to cause the expiration or termination of any applicable waiting period and to resolve objections, if any, as governmental bodies of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals and expirations or terminations of waiting periods are sought with respect to the transactions prior to the End Date, so as to obtain such consents, permits, authorizations, waivers, clearances, approvals or termination of the waiting period under the HSR Act or other antitrust laws, and to avoid the commencement of a lawsuit by the governmental bodies under antitrust laws, and to avoid the entry of any injunction or other order in any suit or proceeding which would otherwise have the effect of preventing the closing or delaying the Offer Acceptance Time beyond the End Date, provided that Medivation and its subsidiaries will only be required to take or commit to take any such action, or agree to any such condition or restriction, if such action, commitment, agreement, condition or restriction is binding on Medivation only in the event the closing occurs. Additionally, Pfizer has agreed to take all actions necessary to obtain antitrust approval, including, if necessary, the divestiture of certain products.

Subject to the terms and conditions of the Merger Agreement, each of Medivation and Pfizer will: (i) promptly, but in no event later than September 7, 2016 unless Medivation and Pfizer otherwise agree, make an appropriate filing of all Premerger Notification and Report Forms (as defined below in Section 16 — “Certain Legal Matters; Regulatory Approvals”) as required by the HSR Act with respect to the transactions; and (ii) cooperate with each other in determining whether, and promptly preparing and making, any other filings or notifications or other consents are required to be made with, or obtained from, any other governmental bodies in connection with the transactions.

During the period from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, each of Medivation and Pfizer will use its reasonable best efforts to (i) cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry, (ii) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding brought by a governmental body or brought by a third party before any governmental body, in each case, with respect to the transactions, (iii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (iv) promptly inform the other parties of any communication to or from the FTC, DOJ or any other governmental body in connection with any such request, inquiry, investigation, action or legal proceeding, (v) promptly furnish to the other party with copies of documents provided to or received from any governmental body in connection with any such request, inquiry, investigation, action or legal proceeding, (vi) consult in advance and cooperate with the other parties and consider in good faith the views of the other parties in connection with any communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation, action or legal proceeding, and (vii) except as may be prohibited by any legal requirement, in connection with any such request, inquiry, investigation, action or legal proceeding in respect of the transactions, each of Medivation and Pfizer will provide advance notice of and permit authorized representatives of the other party to be present at each meeting relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any governmental body. Purchaser will pay all filing fees under the HSR Act and for any filings required under foreign Antitrust Laws.

Employee Matters. From and after the Effective Time, Medivation will (and Pfizer will cause Medivation to) honor, and to the extent required by their terms, assume, all employee plans in accordance with their terms. For the first year following the Effective Time (or such shorter period of employment, as the case may be), each employee who continues to be employed by the Surviving Corporation or its affiliates (each, a “Continuing Employee”) will be eligible for compensation and benefits on the following terms:

•	each Continuing Employee will be provided with a base salary and base wages, short-term cash incentive compensation and commission opportunities, and severance payments and benefits, each in an amount no less favorable than that in effect immediately prior to the execution of the Merger Agreement, and Continuing Employees will be provided with other benefits, subject to certain exceptions, that are substantially comparable in the aggregate to the benefits provided to such Continuing Employees immediately prior to the execution of the Merger Agreement, and Continuing Employees will also be eligible to participate in Pfizer’s equity plan on a basis consistent with similarly-situated employees of Pfizer and its subsidiaries;

•	each Continuing Employee will be given service credit for all purposes, including for eligibility to participate, benefit levels and eligibility for vesting under Pfizer employee benefit plans and arrangements with respect to such employee’s length of service with Medivation (and its subsidiaries and predecessors) prior to the date on which the Merger is completed, subject to certain exceptions;

•	any liability for accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the policies applicable to such Continuing Employee immediately prior to the Effective Time will be assumed by the Surviving Corporation, Pfizer or its affiliates, as applicable, and such Continuing Employee may use such accrued personal, sick or vacation time in accordance with the practice and policies of Medivation, as they may be amended from time to time; and

•	each Continuing Employee will be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans (to the same extent that such Continuing Employee was eligible to participate under Medivation’s health and welfare benefit plans immediately prior to the Effective Time). Pfizer will use commercially reasonable efforts to, (i) waive all pre-existing condition limitations, exclusions and waiting periods applicable to the Continuing Employees, to the extent that they would not apply under a similar employee benefit plan in which such employees participated prior to the Effective Time, and (ii) ensure that such health or welfare benefit plan will, for purposes of eligibility, vesting, deductibles, co-payments and out-of-pocket maximums and allowances (including paid time off), credit Continuing Employees for service and amounts paid prior to the Effective Time with Medivation to the same extent that such service and amounts paid were recognized prior to the Effective Time under the corresponding health or welfare benefit plan of Medivation, except, in each case, as would result in a duplication of benefits.

Immediately prior to the Effective Time, Medivation may pay to each of its employees or each employee of any of its subsidiaries actively employed as of immediately prior to the Effective Time and then participating in any annual bonus plan (which we refer to as an “Annual Bonus Plan”), a bonus equal to the product obtained by multiplying (i) such employee’s full-year bonus entitlement under all such Annual Bonus Plans for Medivation’s calendar year in which the Effective Time will occur, based on the greater of (A) deemed performance at “target” levels and (B) actual performance through the latest practicable date prior to the Effective Time, extrapolated through the end of such fiscal year, and (ii) a fraction, the numerator of which equals the number of days that have elapsed during such fiscal year through the Effective Time and the denominator of which equals 365. Any employee who is paid a bonus in accordance with the foregoing provision under the Merger Agreement will not thereafter be entitled to any amount for such fiscal year under any annual bonus plan of the Surviving Corporation or Pfizer to the extent it relates to service or performance occurring prior to the Effective Time. If the Effective Time occurs during 2017, then, in addition to making the payments pursuant to the preceding sentence in respect of the 2017 calendar year, Medivation may pay to each of its employees and each employee of its subsidiaries actively employed on December 31, 2016, a full bonus under the applicable Annual Bonus Plan in respect of Medivation’s 2016 calendar year based on actual performance during such year, with such payment to be made at the earlier of (x) immediately prior to the Effective Time and (y) in the ordinary course of business consistent with past practice.

No provision of the Merger Agreement establishes, amends or adopts any benefit plan, program, agreement or arrangement maintained or sponsored by Pfizer or Medivation or any of their respective affiliates, or limits the ability of Pfizer or Medivation or any of their affiliates to discharge or terminate the employment or services of any current or former employee, director or other service provider at any time or for any reason whatsoever.

Acquisition Proposals. Medivation has agreed to, and to cause its subsidiaries and it and their respective officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives not to (i) continue any solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to an Acquisition Proposal (as defined below) or (ii) (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information in connection with or for the purpose of knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or (C) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal.

If at any time prior to the Offer Acceptance Time if any of Medivation, its subsidiaries and it and their respective officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives receive an unsolicited bona fide written Acquisition Proposal from any person or group of persons, which Acquisition Proposal was made or renewed on or after the date of the Merger Agreement and did not result from any breach of the Merger Agreement, (i) Medivation and its representatives may contact such person or group to clarify the terms and conditions thereof and (ii) if the Medivation Board of Directors determines in good faith, after consultation with financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Offer (as defined below), then Medivation and its representatives may (x) furnish, pursuant to any customary confidentiality agreement, information (including non-public information) with respect to Medivation and its subsidiaries to the person or group who has made such Acquisition Proposal, provided that Medivation will as promptly as practicable (and no later than within 48 hours) provide to Pfizer any non-public information concerning Medivation and its subsidiaries that is provided to any person given such access which was not previously provided to Pfizer or its representatives and (y) engage in or otherwise participate in discussions or negotiations with the person or group of persons making such Acquisition Proposal.

Medivation will (i) promptly (and in any event within 48 hours after knowledge of receipt by an executive officer or director of Medivation) notify Pfizer if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by Medivation or any of its subsidiaries, (ii) provide to Pfizer the material terms and conditions of any Acquisition Proposal and copies of any written proposals, indications of interests and/or draft agreements relating to such Acquisition Proposal, (iii) keep Pfizer reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal on a prompt basis and (iv) upon the request of Pfizer, reasonably inform Pfizer of the status of such Acquisition Proposal.

For the purposes of this covenant, please note the following definitions:

•	“Acquisition Proposal” means any proposal or offer from any person (other than Pfizer and its affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (a) acquisition or license of assets of Medivation and its subsidiaries equal to 20% or more of such subsidiaries’ assets or to which 20% or more of the subsidiaries’ revenues or earnings are attributable, (b) issuance or acquisition of 20% or more of the outstanding Shares, (c) recapitalization, tender offer or exchange offer that if consummated would result in any person or group beneficially owning 20% or more of the outstanding Shares or (d) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Medivation or any of its subsidiaries that if consummated would result in any person or group beneficially owning 20% or more of the outstanding Shares, in each case, other than the transactions contemplated by the Merger Agreement.

•	“Superior Offer” means a bona fide written Acquisition Proposal that Medivation’s Board of Directors determines, in its good faith judgment, after consultation with outside legal counsel and its financial advisors, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of closing) of the proposal and the person making the proposal and other aspects of the Acquisition Proposal that Medivation Board of Directors deems relevant, and if consummated, would result in a transaction more favorable to Medivation’s stockholders (solely in their capacity as such) from a financial point of view than the transaction contemplated by the Merger Agreement; provided that for purposes of the definition of “Superior Offer”, the references to “20%” in the definition of Acquisition Proposal will be deemed to be references to “80%.”

Nothing in the Merger Agreement will prohibit Medivation from (i) taking and disclosing to the stockholders of Medivation position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the stockholders of Medivation that is required by applicable legal requirements or (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act, provided that these allowances will not be deemed to permit the Medivation Board of Directors to make a Company Adverse Change Recommendation (as defined below), except to the extent permitted in the Merger Agreement.

Amendment to Rights Agreement. In connection with Medivation’s entry into the Merger Agreement, Medivation and American Stock Transfer & Trust Company entered into Amendment No. 1 to Rights Agreement, dated August 20, 2016 (which we refer to as the “Rights Amendment”), amending the Rights Agreement, dated as of December 4, 2006, between Medivation and American Stock Transfer & Trust Company, as Rights Agent. The effect of the Rights Amendment is to permit the Offer, the Merger and the other transactions contemplated by the Merger Agreement to occur without triggering any distribution or other adverse event to Pfizer or its affiliates under the Rights Agreement. In particular, (i) none of Purchaser, Pfizer nor any of their respective stockholders, affiliates or associates will be deemed to be an Acquiring Person (as defined in the Rights Agreement) as a result of (a) the announcement, approval, execution, delivery, performance and/or amendment of the Merger Agreement, or (b) the announcement, approval, commencement, performance, consummation and/or amendment of the Offer, the Merger and/or any of the other related transactions (collectively, the “Exempted Transactions”), (ii) a Shares Acquisition Date (as defined in the Rights Agreement) and a Distribution Date (as defined in the Rights Agreement) will not be deemed to occur as a result of any of the Exempted Transactions, (c) the preferred share purchase rights under the Rights Agreement will not separate from the Medivation common stock as a result of the Exempted Transactions and (d) the preferred share purchase rights under the Rights Agreement and the Rights Agreement will terminate and expire immediately prior to the Offer Acceptance Time.

Changes of Board Recommendation or other adverse actions. Neither the Medivation Board of Directors nor any committee thereof will:

•	(A) withdraw (or modify in a manner adverse to Pfizer or Purchaser), or publicly propose to withdraw (or modify in a manner adverse to Pfizer or Purchaser), the Medivation Board Recommendation or (B) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal (any action described in this clause being referred to as a “Company Adverse Change Recommendation”); or

•	approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow Medivation to execute or enter into any contract with respect to any Acquisition Proposal (other than a confidentiality agreement that meets the requirements set forth in the Merger Agreement).

Notwithstanding anything to the contrary contained in the Merger Agreement, at any time prior to the Offer Acceptance Time if Medivation has received a bona fide written Acquisition Proposal from any person that has not been withdrawn and after consultation with outside legal counsel, Medivation Board of Directors will have determined, in good faith, that such Acquisition Proposal is a Superior Offer, Medivation may terminate the Merger Agreement to enter into a related acquisition agreement with respect to such Superior Offer, if and only if:

•	Medivation’s Board of Directors determines in good faith, after consultation with its outside legal counsel that the failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of the Medivation Board of Directors to its stockholders under applicable legal requirements;

•	Medivation will confidentially have given Pfizer prior written notice of its intention to consider making a Company Adverse Change Recommendation and terminating the Merger Agreement at least three (3) business days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”) (which notice will not constitute a Company Adverse Change Recommendation or termination); and

•	(1) Medivation will have provided to Pfizer the material terms and conditions of the Acquisition Proposal in accordance with the Merger Agreement, (2) Medivation will have given Pfizer the three (3) business days after the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Offer and will have negotiated in good faith with Pfizer regarding changes to the Merger Agreement such that such Acquisition Proposal would cease to constitute a “Superior Offer”, and (3) after giving effect to the proposals made by Pfizer, if any, after consultation with outside legal counsel, the Medivation Board of Directors will have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Company Adverse Change Recommendation or terminate the Merger Agreement would reasonably be expected to be inconsistent with the fiduciary duties of the Medivation Board of Directors to its stockholders under applicable legal requirements. Issuance of any “stop, look and listen” communication by or on behalf of Medivation pursuant to Rule 14d-9(f) in compliance with the Merger Agreement will not be considered a Company Adverse Change Recommendation and will not require the giving of a Determination Notice or compliance.

Other than in connection with an Acquisition Proposal, the Medivation Board of Directors may make a Company Adverse Change Recommendation in response to any material event or development or material change in circumstances with respect to Medivation that was (a) neither known to the Medivation Board of Directors nor reasonably foreseeable as of or prior to the date of the Merger Agreement and (b) does not relate to (i) any Acquisition Proposal, (ii) any events, changes or circumstances relating to Pfizer, Purchaser or any of their affiliates or (iii) clearance of the Merger under the Antitrust Laws (a “Change in Circumstance”), if and only if:

•	the Medivation Board of Directors determines in good faith, after consultation with outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of the Medivation Board of Directors to its stockholders under applicable legal requirements;

•	Medivation will have given Pfizer a Determination Notice at least three (3) business days prior to making any such Company Adverse Change Recommendation; and

•

Medivation (1) will have specified the Change in Circumstance in reasonable detail, (2) will have given Pfizer the three (3) business days after the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal so that such Change in Circumstance would no longer necessitate a Company Adverse Change Recommendation and will have negotiated in good faith with

Pfizer regarding changes to the Merger Agreement, and (3) after giving effect to the proposals made by Pfizer, if any, after consultation with outside legal counsel, the Medivation Board of Directors will have determined, in good faith, that the failure to make the Company Adverse Change Recommendation in response to such Change in Circumstance would reasonably be expected to be inconsistent with the fiduciary duties of the Medivation Board of Directors to its stockholders under applicable legal requirements.

Termination. The Merger Agreement may be terminated at any time prior to the Effective Time as follows:

•	by mutual written agreement of Pfizer and Medivation;

•	by either Medivation or Pfizer, if the Offer Acceptance Time has not occurred by the End Date (which we refer to as an “Outside Date Termination”); provided, however, that (i) if as of such date, the Regulatory Condition is not satisfied but remains capable of being satisfied or waived, and all other Offer Conditions (with certain exceptions) have been satisfied or waived, then the End Date will automatically be extended one time to March 31, 2017 and (ii) this termination right will not be available to any party whose breach of the Merger Agreement resulted in the failure of the Offer Acceptance Time to occur on or before the End Date;

•	by either Medivation or Pfizer, if any court of competent jurisdiction has issued a decree or ruling, or will have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal, which order, decree, ruling or other action will be final and nonappealable; provided, however, that the party seeking to terminate the Merger Agreement pursuant to this clause must have used its reasonable best efforts to remove such order or other action; provided, further, that a party will not be permitted to terminate the Merger Agreement pursuant to this clause if the issuance of such final and nonappealable order, decree, ruling or other action is attributable to the material breach by such party of any covenant or obligation of such party set forth in the Merger Agreement;

•	by Pfizer, if prior to the Offer Acceptance Time:

•	the Medivation Board of Directors will have failed to include the Medivation Board Recommendation in the Schedule 14D-9 or will have effected a Company Adverse Change Recommendation;

•	in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, other than the Offer, the Medivation Board of Directors fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten (10) business days of the commencement of such tender offer or exchange offer; or

•	upon a breach of any representation or warranty of the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement by Medivation and such breach or failure to perform cannot be cured by the End Date, or if capable of being cured in such time frame, will not have commenced to have been cured within thirty days of the date Pfizer gives Medivation notice of such breach or failure to perform; provided, however, that, Pfizer will not have the right to terminate the Merger Agreement pursuant to such clause if either Pfizer or Purchaser is then in material breach of any representation, warranty, covenant or obligation hereunder, which breach has not been cured.

•	by Medivation, if prior to the Offer Acceptance Time:

•	the Medivation Board of Directors will have determined, in good faith, that the consummation of a transaction constitutes a Superior Offer (a “Specified Agreement”), provided Medivation pays the Termination Fee (as defined below) subject to the terms of the Merger Agreement;

•

upon a breach of any representation or warranty of the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement by Pfizer and such breach or failure to perform cannot be cured by the End Date, or if capable of being cured in such time frame, will not have commenced to have been cured within thirty days of the date Medivation gives Pfizer notice of such breach or failure to perform; provided, however, that, Medivation will not have the right to terminate the Merger Agreement if Medivation is then in material breach of any representation, warranty, covenant or obligation hereunder, which breach has not been cured; or

•	if Purchaser (i) has failed to commence the Offer within five (5) business days of August 30, 2016 and has not yet commenced the Offer, (ii) has failed to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer Acceptance Time, or (iii) has failed to purchase all Shares validly tendered (and not validly withdrawn) as of the expiration of the Offer (as may be extended) pursuant to the terms of the Merger Agreement.

Effect of Termination. If the Merger Agreement is terminated, the Merger Agreement will have no further force or effect, with no liability on the part of any party (or any of its representatives), except that (i) certain specified provisions of the Merger Agreement will survive, including those described in “— Medivation Termination Fee” below, (ii) the Confidentiality Agreement (as defined below) will survive and will remain in full force and effect in accordance with its terms and (iii) no such termination will relieve any person of any liability for damages resulting from willful and material breach of the Merger Agreement.

Medivation Termination Fee. Medivation has agreed to pay Pfizer a termination fee of $510,000,000 (which we refer to as the “Termination Fee”) if:

•	Medivation terminates the Merger Agreement pursuant to a Specified Agreement;

•	Pfizer terminates the Merger Agreement pursuant to (i) Medivation’s failure to include the Medivation Board Recommendation in its Schedule 14D-9 when mailed, or a Company Adverse Change Recommendation, or (ii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, other than the Offer, the Medivation Board of Directors fails to recommend, in its Schedule 14D-9, rejection of such tender offer or exchange offer within ten (10) business days of the commencement of such commencement offer or exchange offer; or

•	(i) (x) the Merger Agreement is terminated by either Pfizer or Medivation at any time prior to the Offer Acceptance Time, if the Offer Acceptance Time will not have occurred on or prior to the End Date (but in the case of a termination by Medivation, only if at such time Pfizer would not be prohibited from terminating the Merger Agreement in such a manner), (y) any person will have publicly disclosed a bona fide Acquisition Proposal after the date of the Merger Agreement and prior to such termination (unless publicly withdrawn prior to such termination) and (z) within nine months of such termination Medivation will have entered into a definitive agreement with respect to an Acquisition Proposal or consummated an Acquisition Proposal (provided that for purposes of this clause (z) the references to “20%” in the definition of “Acquisition Proposal” will be deemed to be references to “50%”).

Specific Performance. The parties have agreed that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of the Merger Agreement in accordance with its specified terms or otherwise breach such provisions. The parties have further agreed that (i) the parties will be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement without proof of damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity and (ii) the right of specific performance is an integral part of the transactions and without that right, neither Medivation nor Pfizer would have entered into the Merger Agreement.

Expenses. Except as otherwise provided therein, all fees and expenses incurred in connection with the Merger Agreement and the related transactions will be paid by the party incurring such expenses, whether or not the Offer and the Merger are consummated.

Offer Conditions. The Offer Conditions are described in Section 15 — “Conditions of the Offer.”

Confidentiality Agreement

On June 29, 2016, Medivation and Pfizer entered into a customary confidentiality agreement (which, as it may be amended from time to time, we refer to as the “Confidentiality Agreement”) in connection with a possible transaction involving Medivation. Under the terms of the Confidentiality Agreement, Pfizer and Medivation agreed that, subject to certain exceptions, Pfizer and its representatives would keep the Confidential Information (as defined in the Confidentiality Agreement) strictly confidential and would not (except as required by law but only after compliance with the Confidentiality Agreement or with Medivation’s prior written consent) disclose any Confidential Information in any manner whatsoever, and would not use any Confidential Information other than in connection with evaluating or negotiating a possible transaction. The Confidentiality Agreement includes a standstill provision for the benefit of Medivation that expires on December 29, 2016 but terminates if (i) Medivation enters into a definitive agreement with any third party not affiliated with Medivation with respect to a merger, sale of assets or securities or other business combination as a result of which such third party would succeed to a majority of the voting securities of Medivation or majority of the assets of Medivation and its subsidiaries (taken as a whole) or any surviving or resulting parent company, (ii) a tender offer or exchange offer is commenced for Medivation’s voting securities, which, if consummated, would result in a third party acquiring a majority of the voting securities of Medivation and the Medivation Board of Directors recommends in favor of such offer or fails to recommend that its stockholders reject such offer within ten business days after its commencement or (iii) the individuals who currently constitute the Medivation Board of Directors cease to constitute at least a majority of the members of the Medivation Board of Directors.

This summary and description of the Confidentiality Agreement is qualified in its entirety and incorporated herein by reference to the Confidentiality Agreement that is filed as Exhibit (d)(2) to the Schedule TO.

12.	Purpose of the Offer; Plans for Medivation.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, Medivation. The Offer, as the first step in the acquisition of Medivation, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement.

If you sell your Shares in the Offer, you will cease to have any equity interest in Medivation or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you will also no longer have an equity interest in Medivation. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Medivation.

Merger Without a Stockholder Vote. If the Offer is consummated, we will not seek a vote of the remaining public stockholders of Medivation before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the vote of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we will effect the closing of the Merger without a vote of the stockholders of Medivation in accordance with Section 251(h) of the DGCL.

Plans for Medivation. If we accept Shares for payment pursuant to the Offer, we will obtain control over the management of Medivation and the Medivation Board of Directors shortly thereafter. Pfizer and Purchaser are conducting a detailed review of Medivation and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. Pfizer and Purchaser will continue to evaluate the business and operations of Medivation during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Pfizer intends to review such information as part of a comprehensive review of Medivation’s business, operations, capitalization and management with a view to optimizing development of Medivation’s potential in conjunction with Medivation’s and Pfizer’s existing businesses. We expect that all aspects of Medivation’s business will be fully integrated into Pfizer. However, plans may change based on further analysis, including changes in Medivation’s business, corporate structure, charter, bylaws, capitalization, Board of Directors and management.

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12 — “Purpose of the Offer; Plans for Medivation,” and Section 13 — “Certain Effects of the Offer,” Pfizer and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Medivation (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Medivation, (iii) any material change in Medivation’s capitalization or dividend policy, (iv) any other material change in Medivation’s corporate structure or business, (v) changes to the management of Medivation or the Medivation Board of Directors, (vi) a class of securities of Medivation being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Medivation being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

To the best knowledge of Pfizer and Purchaser, except for certain pre-existing agreements to be described in the Schedule 14D-9, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Medivation, on the one hand, and Pfizer, Purchaser or Medivation, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Medivation entering into any such agreement, arrangement or understanding.

The Board of Directors and officers of the Surviving Corporation at and immediately following the Effective Time will consist of the members of the Board of Directors and officers, respectively, of Purchaser immediately prior to the Effective Time.

At the Effective Time, the certificate of incorporation of Purchaser will be the certificate of incorporation of the Surviving Corporation, except that such certificate of incorporation will be amended to reflect certain indemnification requirements contained in the Merger Agreement and that the name of the Surviving Corporation will be “Medivation, Inc.,” and as so amended, will be the certificate of incorporation of the Surviving Corporation at the Effective Time. The bylaws of Purchaser will be the bylaws of the Surviving Corporation at the Effective Time.

13.	Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as promptly as practicable and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.

Stock Quotation. The Shares are currently listed on NASDAQ. Immediately following the consummation of the Merger (which is expected to occur as soon as practicable following the consummation of the Offer), the Shares will no longer meet the requirements for continued listing on NASDAQ because the only stockholder will be Purchaser. Immediately following the consummation of the Merger, we intend and will cause Medivation to delist the Shares from NASDAQ.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Medivation to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Medivation to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Medivation, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Medivation and persons holding “restricted securities” of Medivation to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend and will cause Medivation to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Merger as the requirements for termination of registration are met.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Pfizer, Medivation will not establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares) (except for any dividends paid by any of Medivation’s wholly-owned subsidiaries to Medivation or another wholly-owned subsidiary of Medivation).

15.	Conditions of the Offer.

Notwithstanding any other provisions of the Offer and in addition to Purchaser’s rights to extend, amend or terminate the Offer in accordance with the terms and conditions of the Merger Agreement, Purchaser is not required to, and Pfizer will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) under the Exchange Act, pay for any Shares validly tendered and not validly withdrawn, if:

•	the Minimum Condition has not been satisfied;

•	the Regulatory Condition is not satisfied;

•	the Governmental Authority Condition is not satisfied;

•	the Obligations Condition is not satisfied;

•	the Representations Condition is not satisfied, including if any of the following occurs:

•	the representations and warranties of Medivation in Sections 3.3(a) and 3.3(c) of the Merger Agreement (referring to capitalization) are not true and correct in all respects (except for any de minimis inaccuracies) at and as of the date of the Merger Agreement and at and as of the Offer Acceptance Time, as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, in which case only as of such time);

•	any of the representations and warranties of Medivation contained in Section 3.5(a)(ii) (referring to the absence of a Medivation Material Adverse Effect through the date of the Merger Agreement) are not true and correct at and as the date of the Merger Agreement;

•	the representations and warranties of Medivation contained in Section 3.5(b) of the Merger Agreement (referring to the absence of a Medivation Material Adverse Effect from the date of the Merger Agreement) are not true and correct at and as of the Offer Acceptance Time, as if made at and as of such time;

•	the representations and warranties of Medivation contained in Sections 3.19 and 3.20 of the Merger Agreement (referring to authority and binding nature of the agreement, and inapplicability of Section 203 of the DGCL) are not true and correct in all material respects at and as of the date of the Merger Agreement and at and as of the Offer Acceptance Time, as if made at and as of such time (except to the extent such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

•	the representations and warranties of Medivation contained in the Merger Agreement (other than those set forth in Sections 3.3(a), 3.3(c), 3.5(a)(ii) and 3.5(b), 3.19 and 3.20)) that are qualified by a “Material Adverse Effect” are not true and correct as so qualified at and as of the date of the Merger Agreement and at and as of the Offer Acceptance Time, as if made at and as of such time (except to the extent such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period); and

•	(vi) the representations and warranties of Medivation set forth in the Merger Agreement (other than those set forth in Section 3.3(a), 3.3(c), 3.5(a)(ii) and 3.5(b), 3.19 and 3.20) that are not qualified by a “Material Adverse Effect” are not true and correct as so qualified at and as of the date of the Merger Agreement and at and as of the Offer Acceptance Time, as if made at and as of such time (except to the extent such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), unless the failure of such representations and warranties to be true and correct would not have, and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

•	Pfizer and Purchaser have not received a certificate executed on behalf of Medivation by its Chief Executive Officer or Chief Financial Officer confirming that the Representations Condition and the Obligations Condition have been satisfied; or

•	the Termination Condition has not been satisfied.

The foregoing conditions are in addition to, and not a limitation of, the rights of Pfizer and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement.

The foregoing conditions will be for the sole benefit of Pfizer and Purchaser and may be asserted or waived by Pfizer or Purchaser, except for the Minimum Condition, Regulatory Condition, Governmental Authority Condition and the Termination Condition, subject to the terms of the Merger Agreement and applicable law. The foregoing conditions will be in addition to, and not in limitation of, the rights and obligations of Pfizer and Purchaser to extend, terminate or modify the Offer subject to, and in accordance with, the terms and conditions of the Merger Agreement. Any Shares subject to notices of guaranteed delivery will be deemed not to be validly tendered for purposes of satisfying the Minimum Condition unless and until the Shares underlying such notices of guaranteed delivery are delivered to the Depositary. Any reference in this Section 15 or elsewhere in the Merger Agreement to a condition or requirement being satisfied will be deemed to be satisfied if such condition or requirement is so waived. Capitalized terms used but not defined in this Section 15 will have the meaning ascribed to them in the Merger Agreement.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Medivation with the SEC and other information concerning Medivation, we are not aware of any governmental license or regulatory permit that appears to be material to Medivation ‘s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Pfizer as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Medivation’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions of the Offer.”

Compliance with the HSR Act. Under the HSR Act, and the related rules and regulations promulgated by the FTC, certain transactions may not be consummated until specified information and documentary material (which we refer to as the “Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer.

Under the HSR Act, our purchase of Shares in the Offer may not be consummated until the expiration of a 15 calendar day waiting period following the filing by Pfizer, on behalf of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Pfizer and Medivation will file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Accordingly, the required waiting period with respect to the Offer will expire in the ordinary course at 11:59 p.m., Eastern Time, 15 days from the date of such filing, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (which we refer to as a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer will be extended until 10 calendar days following the date of substantial compliance by Pfizer with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period can be extended only by court order or with the consent of Pfizer. In practice, complying with a Second Request can take a significant period of time. Although Medivation is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer, neither Medivation’s failure to file such Premerger Notification and Report Form nor a Second Request issued to Medivation from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will review the legality under the U.S. federal antitrust laws of Purchaser’s proposed acquisition of Medivation. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Pfizer, Purchaser, Medivation or any of their respective subsidiaries or affiliates or requiring other conduct relief. State attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Pfizer believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 15 — “Conditions of the Offer.”

Pfizer and Medivation and certain of their subsidiaries conduct business in several countries outside of the United States. Either Pfizer or Medivation may make filings with regulators in connection with the tender offer and merger transactions in any of those jurisdictions. Other competition agencies with jurisdiction over the transactions could also initiate action to challenge or block the transactions. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under applicable antitrust laws challenging or seeking to enjoin the transactions before the transactions are consummated. Neither Pfizer nor Medivation can be sure that a challenge to the transactions will not be made or that, if a challenge is made, that Pfizer and/or Medivation, as applicable, will prevail.

State Takeover Laws. Medivation is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” Medivation’s Board of Directors has taken all action necessary under the DGCL to ensure that no such restrictions apply to the Offer, Merger or any other transactions contemplated by the Merger Agreement.

Medivation, directly or through subsidiaries, may be deemed to be conducting business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions of the Offer.”

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Medivation (for purposes of the Exchange Act); it is anticipated that the Merger will be effected as soon as practicable following the consummation of the Offer; and, in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will have received a sufficient number of Shares to ensure that Medivation will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Medivation. As soon as practicable following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Pfizer, Purchaser and Medivation will take all necessary and appropriate action to effect the Merger without a meeting of stockholders of Medivation in accordance with Section 251(h) of the DGCL.

17.	Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. If the Merger is consummated, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being consummated, stockholders who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been consummated as of such time. If the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) demand appraisal in accordance with the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to Medivation a written demand for appraisal of Shares held, which demand must reasonably inform Medivation of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL will be included as Annex B to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Shares.

18.	Fees and Expenses.

Pfizer has retained Morrow Sodali to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Pfizer nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Pfizer or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, Depositary or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Medivation has advised Purchaser that it will file with the SEC on the date on which Pfizer and Purchaser file the offer documents with the SEC its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of the Medivation Board of Directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Medivation” above.

Montreal, Inc.

August 30, 2016

SCHEDULE I — INFORMATION RELATING TO PFIZER AND PURCHASER

Pfizer

The following table sets forth information about Pfizer’s directors and executive officers as of August 29, 2016. The current business address of each person is c/o Pfizer Inc., 235 East 42nd Street, New York, NY 10017-5755, and the business telephone number is (212) 733-2323. Except as provided below, all directors and executive officers listed below are citizens of the United States.

Name	Age	Position
Ian C. Read	63	Chairman of the Board and Chief Executive Officer
Dennis A. Ausiello, M.D.	70	Director
W. Don Cornwell	68	Director
Joseph J. Echevarria	59	Director
Frances D. Fergusson, Ph.D.	71	Director
Helen H. Hobbs, M.D.	64	Director
James M. Kilts	68	Director
Shantanu Narayen	53	Director
Suzanne Nora Johnson	59	Director
Stephen W. Sanger	70	Director
James C. Smith	57	Director
Albert Bourla	54	Group President, Pfizer Innovative Health
Frank A. D’Amelio	58	Executive Vice President, Business Operations and Chief Financial Officer
Mikael Dolsten, M.D., Ph.D.	57	President, Worldwide Research and Development
Charles H. Hill III	60	Executive Vice President, Worldwide Human Resources
Rady A. Johnson	55	Executive Vice President, Chief Compliance and Risk Officer
Douglas M. Lankler	51	Executive Vice President and General Counsel
Freda C. Lewis-Hall, M.D., DFAPA	61	Executive Vice President, Chief Medical Officer
Alexander MacKenzie, Ph.D.	57	Executive Vice President, Chief Development Officer
Anthony J. Maddaluna	63	Executive Vice President, President, Pfizer Global Supply
Laurie J. Olson	53	Executive Vice President, Strategy, Portfolio and Commercial Operations
Sally Susman	54	Executive Vice President, Corporate Affairs
John D. Young*	52	Group President, Pfizer Essential Health

*	Citizen of United Kingdom.

Executive Officers of Pfizer

Ian C. Read

Chairman of the Board and Chief Executive Officer of Pfizer since December 2011. President and Chief Executive Officer from December 2010. Previously, he served as Senior Vice President and Group President of the Worldwide Biopharmaceutical Businesses, which he led from 2006 through December 2010. In that role, he oversaw five global business units — Primary Care, Specialty Care, Oncology, Established Products and Emerging Markets. Mr. Read began his career with Pfizer in 1978 as an operational auditor. He worked in Latin America through 1995, holding positions including Chief Financial Officer, Pfizer Mexico, and Country Manager, Pfizer Brazil. In 1996, he was appointed President of Pfizer’s International Pharmaceuticals Group, with responsibility for Latin America and Canada. He became Executive Vice President, Europe, in 2000, was named a Corporate Vice President in 2001, and assumed responsibility for Canada, in addition to Europe, in 2002. Mr. Read later became accountable for operations in both the Africa/Middle East region and Latin America as well. Director of Kimberly-Clark Corporation. Mr. Read serves on the Boards of Pharmaceutical Research and Manufacturers of America (PhRMA) and the Partnership of New York City. Member of the Board of Directors of U.S.-China Business Council. Director of Pfizer since December 2010.

Albert Bourla

Group President, Pfizer Innovative Health since June 2016. Group President, Global Innovative Pharma and Global Vaccines, Oncology and Consumer Healthcare Businesses from February 2016 until June 2016 and Group President, Vaccines, Oncology and Consumer Healthcare from January 2014 until February 2016. President and General Manager of Established Products Business Unit from December 2010 until December 2013. Area President Europe, Africa, Asia and Pacific of Pfizer Animal Health from 2009 until November 2010. Area President Europe, Africa and Middle East of Pfizer Animal Health from 2005 until 2009.

Frank A. D’Amelio

Executive Vice President, Business Operations and Chief Financial Officer since December 2010. Senior Vice President and Chief Financial Officer from September 2007 until December 2010. Prior to joining Pfizer, he was Senior Executive Vice President of Integration and Chief Administrative Officer of Alcatel-Lucent from November 2006 until August 2007. Director of Zoetis Inc. and of Humana Inc. and Chair of the Humana Audit Committee. He is also a Director of the Independent College Fund of New Jersey.

Mikael Dolsten, M.D., Ph.D.

President of Worldwide Research and Development since December 2010. Senior Vice President; President of Worldwide Research and Development from May 2010 until December 2010. Senior Vice President; President of Pfizer BioTherapeutics Research & Development Group from October 2009 until May 2010. He was Senior Vice President of Wyeth and President, Wyeth Research from June 2008 until October 2009. He was a Private Equity Partner at Orbimed Advisors, LLC from January 2008 until June 2008. Director of Karyopharm Therapeutics Inc.

Charles H. Hill III

Executive Vice President, Worldwide Human Resources since December 2010. Senior Vice President, Human Resources for Worldwide Biopharmaceuticals Businesses from 2008 through December 2010. Vice President, Human Resources, Worldwide Pharmaceutical Operations from 2004 through 2008. Director of Zoetis Inc. from July 2012 until June 2013.

Rady A. Johnson

Executive Vice President, Chief Compliance and Risk Officer since December 2013. Senior Vice President and Associate General Counsel from October 2006 until December 2013.

Douglas M. Lankler

Executive Vice President and General Counsel since December 2013. Corporate Secretary from January 2014 until February 2014. Executive Vice President, Chief Compliance and Risk Officer from February 2011 until December 2013. Executive Vice President, Chief Compliance Officer from December 2010 until February 2011. Senior Vice President and Chief Compliance Officer from January 2010 until December 2010. Senior Vice President, Deputy General Counsel and Chief Compliance Officer from August 2009 until January 2010. Senior Vice President, Associate General Counsel and Chief Compliance Officer from October 2006 until August 2009.

Freda C. Lewis-Hall, M.D., DFAPA

Executive Vice President, Chief Medical Officer since December 2010. Senior Vice President, Chief Medical Officer from May 2009 until December 2010. Previously, she was Chief Medical Officer and Executive Vice President, Medicines Development at Vertex Pharmaceuticals from June 2008 until May 2009. Dr. Lewis-Hall was Senior Vice President, U.S. Pharmaceuticals, Medical Affairs for Bristol-Myers Squibb Company from 2003 until May 2008. Director of Tenet Healthcare Corporation.

Alexander MacKenzie, Ph.D.

Executive Vice President, Chief Development Officer since June 2016. Senior Vice President, Chief Development Officer from March 2016 until June 2016. Group Senior Vice President and Head of PharmaTherapeutics Research and Development from 2010 until March 2016. Senior Vice President, Head of Worldwide Research from 2007 until 2010. Dr. MacKenzie represents Pfizer on the Board of Directors of ViiV Healthcare Limited, a global specialist HIV company.

Anthony J. Maddaluna

Executive Vice President; President, Pfizer Global Supply since January 2013. President, Pfizer Global Supply from 2011 until December 2012. Senior Vice President, Strategy & Supply Network Transformation from 2009 until December 2010. Vice President, Strategy & Supply Network Transformation from 2008 until 2009. Vice President and Team Leader, Europe from 1998 until 2008 including responsibility for global logistics and strategic planning from 2005 through 2008. Mr. Maddaluna represents Pfizer on the National Association of Manufacturers (NAM) and is a member of the NAM Executive Committee. Director of Albany Molecular Research Inc.

Laurie J. Olson

Executive Vice President, Strategy, Portfolio and Commercial Operations since July 2012. Senior Vice President — Strategy and Portfolio Management from 2011 until July 2012. Senior Vice President — Portfolio Management and Analytics from 2008 until 2010. Since joining Pfizer in 1987 as an Analyst in the Company’s marketing research organization, Ms. Olson has served in a variety of marketing leadership positions with increasing responsibility in both the Company’s U.S. and global commercial organizations.

Sally Susman

Executive Vice President, Corporate Affairs (formerly Policy, External Affairs and Communications) since December 2010. Senior Vice President, Policy, External Affairs and Communications from December 2009 until December 2010. Senior Vice President and Chief Communications Officer from February 2008 until December 2009. Prior to joining Pfizer, Ms. Susman held senior level positions at The Estée Lauder Companies, including Executive Vice President from 2004 to January 2008. Director of WPP plc.

John D. Young

Group President, Pfizer Essential Health since June 2016. Group President, Global Established Pharma Business from January 2014 until June 2016. President and General Manager, Pfizer Primary Care from June 2012 until December 2013. Primary Care Business Unit’s Regional President for Europe and Canada from 2009 until June 2012. U.K. Country Manager from 2007 until 2009.

Directors of Pfizer (Excluding Ian C. Read)

Dennis A. Ausiello, M.D.

Director, Center for Assessment Technology and Continuous Health (CATCH). Physician-in-Chief, Emeritus at Massachusetts General Hospital and Chief of Medicine at Massachusetts General Hospital from 1996 until April 2013. Jackson Distinguished Professor of Clinical Medicine at Harvard Medical School. President of the Association of American Physicians in 2006. Member of the Institute of Medicine of the National Academies of Science and a Fellow of the American Academy of Arts and Sciences. Director of Alnylam Pharmaceuticals, Inc., Seres Therapeutics, Inc., TARIS BioMedical LLC and several nonprofit organizations.

W. Don Cornwell

Chairman of the Board and Chief Executive Officer of Granite Broadcasting Corporation (Granite) from 1988 until his retirement in August 2009, and served as Vice Chairman of the Board until December 2009. Granite filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code in December 2006 and emerged from its restructuring in June 2007. Director of American International Group, Inc. and Avon Products, Inc. Director of the Edna McConnell Clark Foundation. Director of the Wallace Foundation from 2002 until 2012 and previously served as a Director of CVS Caremark (including two years as Chair of its Compensation Committee) for over 10 years. Trustee of Big Brothers/Sisters of New York.

Joseph J. Echevarria

Chief Executive Officer of Deloitte LLP (Deloitte), a global provider of professional services, from 2011 until his retirement in 2014. During his 36-year tenure with Deloitte, he served in various leadership roles, including Deputy Managing Partner, Southeast Region Audit Managing Partner and U.S. Managing Partner and Chief Operating Officer. Director of The Bank of New York Mellon Corporation and Unum Group. Member of the President’s Export Council and Chair of My Brother’s Keeper Alliance. Member of the Board of Trustees of the University of Miami.

Frances D. Fergusson, Ph.D.

President Emeritus of Vassar College since 2006 and President from 1986 to 2006. Served on the Mayo Clinic Board for 14 years, the last four years as its Chairman, and as President of the Board of Overseers of Harvard University from 2007 through 2008. Director of Wyeth from 2005 until 2009. Director of Mattel, Inc. She serves as a Trustee of the J. Paul Getty Trust (executive committee) and Second Stage Theatre, and Vice Chair of the Board of Directors of The John and Mable Ringling Museum of Art Foundation, Inc.

Helen H. Hobbs, M.D.

Investigator of the Howard Hughes Medical Institute since 2002, Professor of Internal Medicine and Molecular Genetics and Director of the McDermott Center for Human Growth and Development at the University of Texas Southwestern Medical Center. Member of the American Society for Clinical Investigation and the Association of American Physicians. Elected to the National Academy of Medicine in 2004, the American Academy of Arts and Sciences in 2006, and the National Academy of Sciences in 2007. She received both the Clinical Research Prize (2005) and Distinguished Scientist Award (2007) from the American Heart Association. In 2012, she received the inaugural International Society of Atherosclerosis Prize and in 2015 she received both the Pearl Meister Greengard Award and the Breakthrough Prize in Life Sciences.

James M. Kilts

Founding Partner, Centerview Capital, a private equity firm, since 2006. Vice Chairman, The Procter & Gamble Company (Procter & Gamble), from 2005 to 2006. Chairman and Chief Executive Officer, The Gillette Company (Gillette), from 2001 to 2005 and President, Gillette, from 2003 to 2005. President and Chief Executive Officer, Nabisco Group Holdings Corporation (Nabisco), from 1998 until its acquisition in 2000. Non-Executive Director of the Board of Nielsen Holdings plc, Chairman of the Board of Nielsen Holdings N.V. (from January 2011 until December 2013) and Chairman of the Nielsen Company B.V. (from 2009 until 2014), Director of MetLife, Inc., and Unifi, Inc., Chairman of Big Heart Pet Brands until March 2015 and Director of Meadwestvaco Corporation until April 2014. Emeritus Trustee of Knox College and Trustee of the University of Chicago, a member of the Board of Overseers of Weill Cornell Medicine, and Founder and Co-Chair, Steering Committee, of the Kilts Center for Marketing at the University of Chicago Booth School of Business. Mr. Kilts beneficially owns an aggregate of 20 Shares, which represent less than 0.01% of the Shares outstanding as of August 29, 2016.

Shantanu Narayen

President and Chief Executive Officer and Director of Adobe Systems Incorporated (Adobe), a producer of creative and digital marketing software. Prior to his appointment as CEO in December 2007, Mr. Narayen held various leadership roles at Adobe, including President and Chief Operating Officer, Executive Vice President of

Worldwide Products, and Senior Vice President of Worldwide Product Development. Director of Dell Inc. from 2009 until October 2013 and Director of Metavante Technologies Inc. from 2007 until 2009. He serves as President of the Board of Adobe Foundation, which funds philanthropic initiatives around the world.

Suzanne Nora Johnson

Retired Vice Chairman, Goldman Sachs Group, Inc. (Goldman Sachs), since 2007. During her 21-year tenure with Goldman Sachs, she served in various leadership roles, including Chair of the Global Markets Institute, Head of Global Research, and Head of Global Health Care. Director of American International Group, Inc., Intuit Inc. and Visa Inc.; Vice Chair, Board of Trustees of The Brookings Institution; Co-Chairman of the Board of Trustees of the Carnegie Institution for Science; and member of the Board of Trustees of the University of Southern California.

Stephen W. Sanger

Chairman of General Mills, Inc. (General Mills), a packaged food producer and distributor, from 1995 until his retirement in 2008 and its Chief Executive Officer from 1995 to 2007. Former Chairman of the Grocery Manufacturers of America. Recipient of the Woodrow Wilson Award for Public Service in 2009. Chaired the Fiscal Policy Committee of the Business Roundtable and served as a director of Catalyst. Director of Wells Fargo & Company. Director of Target Corporation from 1996 until 2013. Mr. Sanger beneficially owns an aggregate of 454 Shares, of which 280 Shares are held indirectly through The Sanger Family Foundation and 174 Shares in the Karen Sanger Revocable Trust (which such aggregate Shares represent less than 0.01% of the Shares outstanding as of August 29, 2016).

James C. Smith

President and Chief Executive Officer and Director of Thomson Reuters Corporation, a provider of intelligent information for businesses and professionals, since January 2012 and its Chief Operating Officer from September 2011 to December 2011 and Chief Executive Officer, Thomson Reuters Professional Division, from 2008 to 2011. Prior to the acquisition of Reuters Group PLC by The Thomson Corporation (Thomson) in 2008, he served as Chief Operating Officer of Thomson and as President and Chief Executive Officer of Thomson Learning’s Academic and Reference Group. Member of the International Business Council of the World Economic Forum, the International Advisory Boards of British American Business and the Atlantic Council.

Purchaser

The following table sets forth information about Purchaser’s directors and executive officers as of August 29, 2016. The current business address of each person is c/o Pfizer Inc., 235 East 42nd Street, New York, NY 10017-5755, and the business telephone number is (212) 733-2323. All directors and executive officers listed below are citizens of the United States.

Name	Age	Position
Douglas E. Giordano	53	Director, President & Treasurer
Margaret M. Madden	56	Director, Secretary & Vice President
Bryan Supran	46	Director, Vice President
Alexander Manganiello	49	Vice President

Directors and Executive Officers of Purchaser

Douglas E. Giordano

Director, President and Treasurer of Purchaser. Senior Vice President, Worldwide Business Development of Pfizer since June 2010; Vice President, Worldwide Business Development of Pfizer from April 2007 to June 2010; Vice President, US Planning and Business Development of Pfizer from July 2005 to March 2007.

Margaret M. Madden

Director, Secretary and Vice President of Purchaser. Vice President, Corporate Secretary, Chief Governance Counsel, Pfizer’s Corporate Governance Group since January 2015; Vice President, Assistant General Counsel, Pfizer’s Employment, Privacy and Government Litigation Groups from November 2012 to January 2015; Vice President, Assistant General Counsel, Pfizer’s Employment Law Group from May 2007 to November 2012.

Bryan Supran

Director, Vice President of Purchaser. Senior Vice President and Deputy General Counsel of Pfizer since April 2016; Senior Vice President and Associate General Counsel, Business Transactions, Pfizer from October 2009 to March 2016. Mr. Supran previously served as Vice President and Associate General Counsel, Corporate and Securities, at Wyeth from 2004 to 2009. Prior to joining Wyeth, he practiced at Ropes & Gray in Boston and New York.

Alexander Manganiello

Vice President of Purchaser. Vice President and Assistant General Counsel of Pfizer Business Transactions – Pfizer Legal Division since October 2012; Assistant General Counsel, Pfizer Legal Division from October 2009 to October 2012. Mr. Manganiello previously served as Assistant Vice President and Senior Licensing Counsel at Wyeth from 2004 to 2009 and prior to that was an attorney at Ropes & Gray in Boston.

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	By overnight or courier:

Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
c/o Voluntary Corporate Actions	c/o Voluntary Corporate Actions
P.O. Box 43011	250 Royall Street, Suite V
Providence, Rhode Island 02940-3011	Canton, Massachusetts 02021

Questions and requests for assistance may be directed to the Information Agent at its addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is: 470 West Avenue Stamford, CT 06902 Banks and Brokerage Firms Call: (203) 658-9400 Shareholders Call Toll Free: (800) 662-5200 E-mail: tenderinfo@morrowco.com